PETROBANK
ENERGY AND RESOURCES LTD.

07021735

082-34812

SUPPL

March 2, 2007

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street NW
Washington D.C. 20549

Re: Petrobank Energy and Resources Ltd.

Dear Sir or Madam:

Pursuant to Regulation 12g3.2(b) please find enclosed documents made public and filed with Canadian Securities Regulators that form part of the continuous disclosure record of Petrobank Energy and Resources Ltd.

Sincerely,

TRodier

Tanya Rodier
for:

Corey C. Ruttan
Vice-President Finance

PROCESSED

MAR 14 2007

THOMSON
FINANCIAL

3/13

PETROBANK
ENERGY AND RESOURCES LTD.

NEWS RELEASE

PETROBANK FIRES UP SECOND THAI™ WELL PAIR AT WHITESANDS

Calgary, Alberta – January 16, 2007 - (TSX/Oslo Bors: PBG) Petrobank Energy and Resources Ltd. is pleased to provide an operational update on the ongoing field demonstration of Petrobank's THAI™ technology. Production from our first well pair has ramped up following facility modifications and we have now commenced air injection and oil production from our second well pair at the WHITESANDS project.

Air injection and combustion was initiated on the first of the three project horizontal/vertical well pairs on July 20, 2006, and since then, we have been continually injecting air into the vertical well of this center pair. During the first three weeks of air injection, in-situ combustion was confirmed as we measured various indicators of the combustion reaction, including significantly rising temperatures in the reservoir zone, production of combustion gases and rising horizontal well bore temperatures. This trend continued through the third quarter with recorded reservoir temperatures reaching as high as 800 degrees Centigrade. Combustion gas analysis consistently demonstrated a high ratio of carbon dioxide to carbon monoxide, indicating a very high level of conversion of oxygen, hydrocarbon gases indicative of thermal cracking of oil in-situ, and free hydrogen generated from high temperature reactions, all indicators of efficient high temperature combustion. These data also suggest that we are partially upgrading the oil in-situ. We are still very early in the process of building out the combustion front in the first THAI™ well pair and estimate that to-date we have only affected approximately one percent of the total reservoir volume anticipated to be impacted by the fireflood over the life of each THAI™ well pair.

Since initiating THAI™ production operations, the gross production capability from the first horizontal well has consistently exceeded 1,000 barrels of fluid per day with the potential production capability approximately double our initial forecast rate. This high productive capacity has meant that we have had to manage operations to match well flow with current plant design capability. The composition of produced fluids has also been highly variable, resulting in a poor on-stream factor and requiring facility modifications that were substantially completed in early January. Production currently consists of a combination of bitumen, reservoir water, sand and diminishing quantities of residual condensed steam from the Pre-Ignition Heating Cycle ("PIHC"). Since the start up of the new sand handling facilities, well production rates, on a restricted choke, have been increased to 1,000 barrels of total fluid per day and the bitumen cut is between 40 and 50 percent. In addition, our recent facility modifications to handle sand production have improved operating efficiencies. There has been a significant decrease in sand carrying over into the production facilities, with total sand production currently at less than one percent. This improvement in sand handling capability should allow for a substantially improved on-stream factor and we also expect to continue to increase the total fluid production rate. This may require further facility modifications and de-bottlenecking.

Modified PIHC operations have been implemented for the second and third well pair which are focused on reducing the amount of steam injected before initiating air injection and also to potentially reduce sand production. On January 10, 2006 we commenced air injection in the second well pair. Combustion has now been confirmed by thermocouple readings in the horizontal and vertical wells of more than 400 degrees Centigrade. While it is still extremely early in the combustion phase of the second well pair, we have experienced a rapid increase in oil production on a restricted choke and low amounts of produced sand. As the combustion front expands, we expect production to increase comparable to the results achieved to-date on our first well pair.

The PIHC phase was initiated on the third well pair in December 2006 and we are planning to initiate air injection before the end of the first quarter 2007.

Overall, at the WHITESANDS Project, we have been continuously injecting air since first initiating combustion operations in July 2006 and we have consistently measured produced gas compositions and reservoir temperatures consistent with high temperature combustion. This highly efficient, lower cost heat source situated in the heart of the reservoir will continue to expand and mobilize greater amounts of bitumen as the process advances. Temperatures currently being generated in the reservoir far exceed the maximum potential of similar sources of heat delivered via steam processes, and the THAI™ technology has eliminated almost all requirements to burn natural gas and consume fresh water as well as the associated capital investment and surface environmental footprint required for steam generating and water handling facilities. As the process advances and we increase air injection rates to design volumes, with all three well pairs in operations, we expect to achieve significantly higher bitumen production and overall resource recovery with the potential for some degree of in-situ upgrading.

We are still in the very early stages of the THAI™ process and in a state of continual adjustment of our operations. This continuous improvement process is consistent with starting up the first field scale demonstration of a new technology, allowing us to modify certain aspects of our surface facilities and operating procedures. We foresee an ongoing process of technical improvement and innovation as we enhance our ability to produce significant volumes of oil using the THAI™ process.

Project Development

In addition to the ongoing delineation of the recoverable resource potential of our lands, we are also evaluating a potential project site for a THAI™ expansion project of approximately 10,000 barrels per day. We have been in the early stages of evaluating a new project area proximal to the current pilot site, to optimize infrastructure. Project scoping and preliminary engineering have commenced. In connection with this expansion, an additional one to three new well pairs are expected to be drilled in 2007 that will also incorporate the CAPRI™ technology enhancement.

We believe that THAI™ can also be applied to other heavy oil deposits beyond the Canadian oil sands and it is our strategy to next initiate projects in mobile oil reservoirs in Canada and/or internationally. Our goal is to capture a global portfolio of heavy oil resources where the application of our THAI™ technology can lead to greatly improved recovery rates and significant long-term value growth for the Company. In support of this activity, we are evaluating, with our Latin American subsidiary Petrominerales Ltd., three Exploration Blocks in Colombia with the potential for THAI™ suitable heavy oil accumulations.

Additional Resource Delineation

We expect to spud the first well of our winter resource delineation program on January 17th and we plan to drill between six and 12 additional wells during this winter drilling season to delineate additional new recoverable bitumen resources on our WHITESANDS leases.

While SAGD is the recognized technology used to define in-situ oil sands reserves at the present time, THAI™ has many potential benefits over SAGD, including expected higher resource recovery (70%-80% versus 30%-50% for SAGD), lower production and capital costs, minimal usage of natural gas and fresh water, a partially upgraded crude oil product, reduced diluent requirements for transportation, and lower greenhouse gas emissions. The THAI™ process also has the potential to operate in lower pressure, lower quality, thinner and deeper reservoirs than current steam–based recovery processes. The successful application of THAI™ is expected to have an enormous impact on resource recovery and our estimates of reserve volumes along with net present values.

The THAI™ Process

THAI™ is an evolutionary in-situ combustion technology for the recovery of bitumen and heavy oil that combines a vertical air injection well with a horizontal production well. THAI™ integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally. During the process, a high temperature combustion front is created underground where part of the oil in the reservoir is burned, generating heat, which reduces the viscosity of the remaining oil allowing it to flow by gravity to the horizontal production well. The combustion front sweeps the oil from the toe to the heel of the horizontal producing well, recovering up to an estimated 80 percent of the original-oil-in-place while partially upgrading the crude oil in-situ. Petrobank controls all intellectual property rights to the THAI™ process and related enhancements, including the patented CAPRI™ technology, which offers the potential for further in-situ upgrading through the use of a well-bore integrated catalyst.

Petrobank Energy and Resources Ltd.

Petrobank Energy and Resources Ltd. is a Calgary-based oil and natural gas exploration and production company with operations in western Canada and Colombia. The Company operates high-impact projects through three business units. The Canadian Business Unit is developing a solid production platform from low risk gas opportunities in central Alberta along with light oil resource plays in southeast Saskatchewan, complemented by new exploration projects and a large undeveloped land base. The Latin American Business Unit is operated by Petrobank's 80.7% owned, TSX-listed subsidiary, Petrominerales Ltd. (trading symbol: PMG), which produces oil through two Incremental Production Contracts in Colombia and has exploration contracts and Technical Evaluation Agreements covering a total of 2.0 million acres in the Llanos and Putumayo Basins. WHITESANDS Insitu Ltd., Petrobank's 84% owned subsidiary, owns 39,680 acres of oil sands leases with an estimated 1.6 billion barrels of bitumen-in-place and operates the WHITESANDS project to field-demonstrate Petrobank's patented THAI™ heavy oil recovery process. THAI™ is an evolutionary in-situ combustion technology for the recovery of bitumen and heavy oil that combines a vertical air injection well with a horizontal production well. THAI™ integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally.

Certain statements in this release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to, prospects for technologies which remain unproven, the expected amount and timing of capital projects and the results of operations. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the ability to economically test, develop and utilize the technologies described herein, the feasibility of the technologies, general economic, market and business conditions; fluctuations in oil and gas prices; the results of exploration and development of drilling and related activities; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrobank that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

For more information please contact:
John D. Wright, President and CEO,
Chris J. Bloomer, Vice-President Heavy Oil and CFO, or
Corey C. Ruttan, Vice-President Finance
Telephone: (403) 750-4400

PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
Phone: (403) 750-4400
Fax: (403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX/Oslo Bors: PBG

PETROBANK
ENERGY AND RESOURCES LTD.

NEWS RELEASE

PETROBANK ENERGY AND RESOURCES LTD. ADOPTS SHAREHOLDER RIGHTS PLAN AND COMPLETES FINANCING

Calgary, Alberta – December 22, 2006 - (TSX: PBG, OSLO: PBG) Petrobank Energy and Resources Ltd. ("Petrobank" or the "Company") announced today that its Board of Directors has adopted a Shareholder Rights Plan (the "Rights Plan") designed to encourage the fair treatment of shareholders in connection with any take-over offer for the Company. The Rights Plan addresses the Company's concerns that existing Canadian legislation does not allow sufficient time, if a take-over bid is made, for either the Board of Directors or the shareholders to properly consider the bid, or for the Board of Directors to seek alternatives to such a bid. Given Petrobank's corporate structure and the diversity of our assets, the Board of Directors considers the additional time afforded by the Rights Plan to be critical to ensure all alternatives can be fully explored in an attempt to maximize value for all shareholders in the event of an unsolicited take-over bid.

The Rights Plan is effective immediately and will provide the Board of Directors and the shareholders more time to fully consider any unsolicited take-over bid for the Company. It will also allow more time for the Board of Directors to pursue, if appropriate, other alternatives to maximize shareholder value. Shareholders will be asked to confirm the Rights Plan at the Company's 2007 annual and special meeting of shareholders to be held before June 22, 2007 and upon receipt of such confirmation, the Rights Plan will have an initial term that would expire at the annual meeting of shareholders of the Company to be held in 2010 unless terminated earlier. The Rights Plan may be extended for an additional three years after 2010 by resolution of shareholders at such meeting.

The rights issued under the Rights Plan become exercisable only when a person, including any party related to it, acquires or announces its intention to acquire 20% or more of the Company's outstanding common shares without complying with the "Permitted Bid" provisions of the Rights Plan or without approval of the Board of Directors. Should such an acquisition occur, each right would, upon exercise, entitle a rightsholder, other than the acquiring person and related persons, to purchase common shares of the Company at one half of the prevailing market price at the time.

Under the Rights Plan, a Permitted Bid is a bid made for all of the Company's common shares to all shareholders that is open for not less than 60 days. If, at the end of the 60 days, at least 50% of the outstanding shares, other than those owned by the offeror and certain related parties, have been tendered to the bid, the offeror may take up and pay for the shares but must extend the bid for a further 10 days to allow other shareholders to tender.

The Board of Directors is not aware of any pending or threatened take-over bids for the Company that have been made or are contemplated.

Additional details regarding the Rights Plan will be provided in the Management Information Circular that will be available for viewing on SEDAR and mailed to the shareholders of the Company prior to the Company's 2007 annual and special meeting of shareholders.

Bought-Deal Financing

Petrobank is also pleased to announce that all required documentation in connection with the bought deal financing previously announced on November 29, 2006 has now been received and the final portion of the transaction has closed. The bought deal financing consisted of 3,000,000 common shares (the "Common Shares") of Petrobank at a price of $17.75 per Common Share and 1,500,000 Common Shares issued on a flow-through basis (the "Flow-Through Shares") at a price of $23.00 per Flow-Through Share, resulting in gross proceeds of approximately $87,750,000 (the "Offering"). The Offering was conducted through a syndicate of investment dealers, led by Haywood Securities Inc. and including TD Securities Inc., and Fraser MacKenzie Ltd.

Petrobank will use the proceeds of the Offering initially for the repayment of debt. This financing also enables the Company to accelerate the development of the WHITESANDS project and expand our conventional exploration and development programs in Canada, primarily focused on our growing platform of opportunities in the Bakken and Torquay light oil plays in Southeast Saskatchewan.

Petrobank Energy and Resources Ltd.

Petrobank Energy and Resources Ltd. is a Calgary-based oil and natural gas exploration and production company with operations in western Canada and Colombia. The Company operates high-impact projects through three business units. The Canadian Business Unit is developing a solid production platform from low risk gas opportunities in central Alberta along with light oil resource plays in southeast Saskatchewan, complemented by new exploration projects and a large undeveloped land base. The Latin American Business Unit is operated by Petrobank's 80.7% owned, TSX-listed subsidiary, Petrominerales Ltd. (trading symbol: PMG), which produces oil through two Incremental Production Contracts in Colombia and has exploration contracts and Technical Evaluation Agreements covering a total of 2.0 million acres in the Llanos and Putumayo Basins. WHITESANDS Insitu Ltd., Petrobank's 84% owned subsidiary, owns 39,680 acres of oil sands leases with an estimated 1.6 billion barrels of bitumen-in-place and operates the WHITESANDS project to field-demonstrate Petrobank's patented THAI™ heavy oil recovery process. THAI™ is an evolutionary in-situ combustion technology for the recovery of bitumen and heavy oil that combines a vertical air injection well with a horizontal production well. THAI™ integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally.

Certain statements in this release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to, prospects for technologies which

remain unproven and the expected amount and timing of capital projects. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the ability to economically test, develop and utilize the technologies described herein, the feasibility of the technologies, general economic, market and business conditions; fluctuations in oil and gas prices; the results of exploration and development of drilling and related activities; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrobank that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

FOR FURTHER INFORMATION PLEASE CONTACT:

John D. Wright, President and Chief Executive Officer
Telephone: (403) 920-0134,

Chris J. Bloomer, Vice-President Heavy Oil and Chief Financial Officer
Telephone: (403) 750-4497, or

Corey Ruttan, Vice-President Finance
Telephone: (403) 920-0135

PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
(403) 750-4400
(403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX/OSLO: PBG

PETROBANK
ENERGY AND RESOURCES LTD.

NEWS RELEASE

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

PETROBANK ENERGY AND RESOURCES LTD. CLOSES FINANCING

Calgary, Canada, December 20, 2006 – (TSX: PBG; OSLO: PBG) Petrobank Energy and Resources Ltd. ("Petrobank") is pleased to announce the closing of the bought deal financing previously announced on November 29, 2006. The bought deal financing consisted of 3,000,000 common shares (the "Common Shares") of Petrobank at a price of $17.75 per Common Share and 1,500,000 Common Shares issued on a flow-through basis (the "Flow-Through Shares") at a price of $23.00 per Flow-Through Share. Today's closing consisted of 3,000,000 common shares and 1,229,817 Flow-Through Shares. The remaining 270,183 Flow-Through Shares are scheduled to close on Friday December 22, 2006 upon receipt of required final documentation. The Offering results in gross proceeds of approximately $87,750,000 (the "Offering") and was conducted through a syndicate of investment dealers, led by Haywood Securities Inc. and including TD Securities Inc., and Fraser MacKenzie Ltd.

Petrobank will use the proceeds of the Offering initially for the repayment of debt. This financing also enables the Company to accelerate the development of the WHITESANDS project and expand our conventional exploration and development programs in Canada, primarily focused on our growing platform of opportunities in the Bakken and Torquay light oil plays in Southeast Saskatchewan.

Petrobank Energy and Resources Ltd.

Petrobank Energy and Resources Ltd. is a Calgary-based oil and natural gas exploration and production company with operations in western Canada and Colombia. The Company operates high-impact projects through three business units. The Canadian Business Unit is developing a solid production platform from low risk gas opportunities in central Alberta along with light oil resource plays in southeast Saskatchewan, complemented by new exploration projects and a large undeveloped land base. The Latin American Business Unit is operated by Petrobank's 80.7% owned, TSX-listed subsidiary, Petrominerales Ltd. (trading symbol: PMG), which produces oil through two Incremental Production Contracts in Colombia and has exploration contracts and Technical Evaluation Agreements covering a total of 2.0 million acres in the Llanos and Putumayo Basins. WHITESANDS Insitu Ltd., Petrobank's 84% owned subsidiary, owns 39,680 acres of oil sands leases with an estimated 1.6 billion barrels of bitumen-in-place and operates the WHITESANDS project to field-demonstrate Petrobank's patented THAI™ heavy oil recovery process. THAI™ is an evolutionary in-situ combustion technology for the recovery of bitumen and heavy oil that combines a vertical air injection well with a horizontal production well. THAI™ integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally.

Certain statements in this release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to, prospects for technologies which remain unproven and the expected amount and timing of capital projects. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the ability to economically test, develop and utilize the technologies described herein, the feasibility of the technologies, general economic, market and business conditions; fluctuations in oil and gas prices; the results of exploration and development of drilling and related activities; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrobank that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The shares offered have not and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

FOR FURTHER INFORMATION PLEASE CONTACT:

John D. Wright, President and Chief Executive Officer,
Chris J. Bloomer, Vice-President Heavy Oil and Chief Financial Officer, or
Corey Ruttan, Vice-President Finance
Telephone: (403) 750-4400

PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
(403) 750-4400
(403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX/OSLO: PBG

PETROBANK
ENERGY AND RESOURCES LTD.

NEWS RELEASE

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

PETROBANK ENERGY AND RESOURCES LTD. ANNOUNCES INCREASE IN BOUGHT DEAL FINANCING

Calgary, Canada, November 30, 2006 – (TSX: PBG; OSLO: PBG) Petrobank Energy and Resources Ltd. ("Petrobank") is pleased to announce that the bought deal financing previously announced on November 29, 2006 has been increased by 1,000,000 common shares to an aggregate of 3,000,000 common shares (the "Common Shares") of Petrobank at a price of $17.75 per Common Share and an aggregate of 1,500,000 Common Shares to be issued on a flow-through basis (the "Flow-Through Shares") at a price of $23.00 per Flow-Through Share resulting in gross proceeds of approximately $87,750,000 (the "Offering"). The Offering is being conducted through a syndicate of investment dealers, led by Haywood Securities Inc. and including TD Securities Inc., and Fraser MacKenzie Ltd.

The Offering is subject to certain conditions including standard regulatory approvals. The Common Shares and Flow-Through Shares will be offered in the provinces of Alberta, Ontario, Manitoba and British Columbia by way of a short form prospectus. Closing is anticipated to occur on or about December 20, 2006.

Petrobank will use the proceeds of the Offering initially for the repayment of debt. This financing also enables the Company to accelerate the development of the WHITESANDS project and expand our conventional exploration and development programs in Canada, primarily focused on our growing platform of opportunities in the Bakken and Torquay light oil plays in Southeast Saskatchewan.

Petrobank Energy and Resources Ltd.

Petrobank Energy and Resources Ltd. is a Calgary-based oil and natural gas exploration and production company with operations in western Canada and Colombia. The Company operates high-impact projects through three business units. The Canadian Business Unit is developing a solid production platform from low risk gas opportunities in central Alberta along with light oil resource plays in southeast Saskatchewan, complemented by new exploration projects and a large undeveloped land base. The Latin American Business Unit is operated by Petrobank's 80.7% owned, TSX-listed subsidiary, Petrominerales Ltd. (trading symbol: PMG), which produces oil through two Incremental Production Contracts in Colombia and has exploration contracts and Technical Evaluation Agreements covering a total of 2.0 million acres in the Llanos and Putumayo Basins. WHITESANDS Insitu Ltd., Petrobank's 84% owned subsidiary, owns 39,680 acres of oil sands leases with an estimated 1.6 billion barrels of bitumen-in-place and operates the WHITESANDS project to field-demonstrate Petrobank's patented THAI™ heavy oil recovery process. THAI™ is an evolutionary in-situ combustion technology for the recovery of bitumen and heavy oil that combines a vertical air injection well with a horizontal production well. THAI™ integrates

existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally.

Certain statements in this release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to, prospects for technologies which remain unproven and the expected amount and timing of capital projects. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the ability to economically test, develop and utilize the technologies described herein, the feasibility of the technologies, general economic, market and business conditions; fluctuations in oil and gas prices; the results of exploration and development of drilling and related activities; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrobank that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The shares offered have not and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

FOR FURTHER INFORMATION PLEASE CONTACT:

John D. Wright, President and Chief Executive Officer,
Chris J. Bloomer, Vice-President Heavy Oil and Chief Financial Officer, or
Corey Ruttan, Vice-President Finance
Telephone: (403) 750-4400

PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
(403) 750-4400
(403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX/OSLO: PBG

PETROBANK
ENERGY AND RESOURCES LTD.

NEWS RELEASE

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

PETROBANK ENERGY AND RESOURCES LTD. ANNOUNCES $70 MILLION BOUGHT DEAL FINANCING

Calgary, Canada, November 29, 2006 – (TSX: PBG; OSLO: PBG) Petrobank Energy and Resources Ltd. ("Petrobank") is pleased to announce that it has entered into an agreement with a syndicate of investment dealers, led by Haywood Securities Inc. and including TD Securities Inc., and Fraser MacKenzie Ltd. (the "Underwriters") pursuant to which the Underwriters have agreed to purchase for resale to the public, on a bought deal basis, an aggregate of 2,000,000 common shares (the "Common Shares") of Petrobank at a price of $17.75 per Common Share and an aggregate of 1,500,000 Common Shares to be issued on a flow-through basis (the "Flow-Through Shares") at a price of $23.00 per Flow-Through Share resulting in gross proceeds of approximately $70 million (the "Offering").

The Offering is subject to certain conditions including standard regulatory approvals. The Common Shares and Flow-Through Shares will be offered in the provinces of Alberta, Ontario, Manitoba and British Columbia by way of a short form prospectus. Closing is anticipated to occur on or about December 20, 2006.

Petrobank will use the proceeds of the Offering initially for the repayment of debt. This financing also enables the Company to accelerate the development of the WHITESANDS project and expand our conventional exploration and development programs in Canada, primarily focused on our growing platform of opportunities in the Bakken and Torquay light oil plays in Southeast Saskatchewan.

Petrobank Energy and Resources Ltd.

Petrobank Energy and Resources Ltd. is a Calgary-based oil and natural gas exploration and production company with operations in western Canada and Colombia. The Company operates high-impact projects through three business units. The Canadian Business Unit is developing a solid production platform from low risk gas opportunities in central Alberta along with light oil resource plays in southeast Saskatchewan, complemented by new exploration projects and a large undeveloped land base. The Latin American Business Unit is operated by Petrobank's 80.7% owned, TSX-listed subsidiary, Petrominerales Ltd. (trading symbol: PMG), which produces oil through two Incremental Production Contracts in Colombia and has exploration contracts and Technical Evaluation Agreements covering a total of 2.0 million acres in the Llanos and Putumayo Basins. WHITESANDS Insitu Ltd., Petrobank's 84% owned subsidiary, owns 39,680 acres of oil sands leases with an estimated 1.6 billion barrels of bitumen-in-place and operates the WHITESANDS project to field-demonstrate Petrobank's patented THAI™ heavy oil recovery process. THAI™ is an evolutionary in-situ combustion technology for the recovery of bitumen and heavy oil that combines a vertical air injection well with a horizontal production well. THAI™ integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally.

Certain statements in this release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to, prospects for technologies which remain unproven and the expected amount and timing of capital projects. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the ability to economically test, develop and utilize the technologies described herein, the feasibility of the technologies, general economic, market and business conditions; fluctuations in oil and gas prices; the results of exploration and development of drilling and related activities; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrobank that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The shares offered have not and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

FOR FURTHER INFORMATION PLEASE CONTACT:

John D. Wright, President and Chief Executive Officer,
Chris J. Bloomer, Vice-President Heavy Oil and Chief Financial Officer, or
Corey Ruttan, Vice-President Finance
Telephone: (403) 750-4400

PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
(403) 750-4400
(403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX/OSLO: PBG

PETROBANK ENERGY AND RESOURCES LTD.

NEWS RELEASE

PETROBANK INCREASES RECOVERABLE BITUMEN BY 121 MILLION BARRELS TO 658 MILLION BARRELS

Calgary, Alberta – November 22, 2006 - (TSX/OSLO: PBG) Petrobank Energy and Resources Ltd. ("Petrobank") reports that as a result of a recent five well drilling program the gross working interest recoverable bitumen estimate has increased by 23% to up to 658 million barrels on a portion of the 62 sections of oil sands leases owned by our 84% owned subsidiary, WHITESANDS Insitu Ltd. ("WHITESANDS").

ESTIMATED WHITESANDS SHARE OF REMAINING RESERVES AND RESOURCES
As of November 1, 2006

Reserve Category	May 1, 2006 Gross (1)(2) (MBbl)	Nov. 1, 2006 Gross (1)(2)(3) (MBbl)	Change (MBbl)
Probable Reserves (2P)	24,672	24,672	-
Probable plus Possible Reserves (3P)	70,040	70,040	-
Low Estimate Contingent Resources	266,038	334,816	68,778
Best Estimate Contingent Resources	364,330	467,275	102,945
High Estimate Contingent Resources	466,837	588,101	121,264

(1) Gross resources include the working interest reserves and resources before deductions of royalties payable to others.
(2) Contingent resources, as evaluated by McDaniel, are those quantities of bitumen estimated to be potentially recoverable from known accumulations but are classified as a resource rather than a reserve primarily due to the absence of regulatory approvals, detailed design estimates and near term development plans.
(3) Probable and possible reserves and net present values were not updated in the November 1, 2006 report

During the second quarter of 2006, we reported estimated reserve and contingent recoverable resources on a portion of the 62 sections of oil sands leases owned by our 84% owned subsidiary, WHITESANDS Insitu Ltd. based on a McDaniel Associates Ltd. ("McDaniel") report effective May 1, 2006. The report estimated an initial gross recoverable bitumen volume (including 3P reserves), based on Steam Assisted Gravity Drainage ("SAGD") technology, of up to 537 million barrels. The evaluation only included recoverable resource on an equivalent of 13 sections of our lands (those with at least one drillhole) and excluded a number of sections with McMurray channel indicated by our 3-D seismic and/or areas on trend with known McMurray channel. As a result, we completed an initial five-well drilling program to further delineate our land base and expand the estimated recoverable resource. These five new wells all intersected significant McMurray channel of a quality equal to or better than our existing wells. These five wells were cored, logged and incorporated into the updated November 1, 2006 McDaniel report resulting in a 23% or 121 million barrel increase in our high estimate of recoverable gross working interest bitumen resources.

An additional ten well drilling program planned for this winter is also expected to delineate significant new recoverable bitumen resources and we will request a further update to the McDaniel report to reflect the impact of this program.

While SAGD is the recognized technology used to define in-situ oil sands reserves at the present time, THAI™ has many potential benefits over SAGD including expected higher resource recovery (70%-80% versus 30%-50% for SAGD), lower production and capital costs, minimal usage of natural gas and fresh water, a partially upgraded crude oil product, reduced diluent requirements for transportation, and lower greenhouse gas emissions. The THAI™ process also has the potential to operate in lower pressure, lower quality, thinner and deeper reservoirs than current steam-based recovery processes. The successful application of THAI™ is expected to have an enormous impact on resource recovery and estimates of reserve volumes along with net present values.

We believe that THAI™ can also be applied to other heavy oil deposits beyond the Canadian oil sands and it is our strategy to next initiate projects in mobile oil reservoirs in Canada and/or internationally. Our goal is to capture a global portfolio of heavy oil resources where the application of our THAI™ technology can lead to greatly improved recovery rates and significant long-term value growth for the Company. In support of this activity, we are evaluating, with our Latin American subsidiary Petrominerales Ltd., two recently acquired Technical Evaluation Areas in Colombia covering 0.8 million acres with a potential for THAI™ suitable heavy oil accumulations.

Petrobank Energy and Resources Ltd.

Petrobank Energy and Resources Ltd. is a Calgary-based oil and natural gas exploration and production company with operations in western Canada and Colombia. The Company operates high-impact projects through three business units. The Canadian Business Unit is developing a solid production platform from low risk gas opportunities in central Alberta along with light oil resource plays in southeast Saskatchewan, complemented by new exploration projects and a large undeveloped land base. The Latin American Business Unit is operated by Petrobank's 80.7% owned, TSX-listed subsidiary, Petrominerales Ltd. (trading symbol: PMG), which produces oil through two Incremental Production Contracts in Colombia and has exploration contracts and Technical Evaluation Agreements covering a total of 2.0 million acres in the Llanos and Putumayo Basins. WHITESANDS Insitu Ltd., Petrobank's 84% owned subsidiary, owns 39,680 acres of oil sands leases with an estimated 1.6 billion barrels of bitumen-in-place and operates the WHITESANDS project to field-demonstrate Petrobank's patented THAI™ heavy oil recovery process. THAI™ is an evolutionary in-situ combustion technology for the recovery of bitumen and heavy oil that combines a vertical air injection well with a horizontal production well. THAI™ integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally.

Certain statements in this release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to, prospects for technologies which remain unproven and the expected amount and timing of capital projects. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the ability to economically test, develop and utilize the technologies described herein, the feasibility of the technologies, general economic, market and business conditions; fluctuations in oil and gas prices; the results of exploration and development of drilling and related activities; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrobank that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

FOR FURTHER INFORMATION PLEASE CONTACT:

John D. Wright, President and Chief Executive Officer,
Chris J. Bloomer, Vice-President Heavy Oil and Chief Financial Officer, or
Corey Ruttan, Vice-President Finance
Telephone: (403) 750-4400

PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
(403) 750-4400
(403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX/OSLO: PBG

PETROBANK
ENERGY AND RESOURCES LTD.

NEWS RELEASE

PETROBANK ANNOUNCES THIRD QUARTER RESULTS AND CONTINUED SUCCESS AT WHITESANDS

Calgary, Alberta – November 13, 2006 – (TSX: PBG, OSLO: PBG) Petrobank Energy and Resources Ltd. ("Petrobank" or the "Company") is pleased to announce third quarter financial and operating results. The Company's third quarter 2006 interim report, including financial statements and management's discussion and analysis, is available on the Company's website at www.petrobank.com, filed on SEDAR at www.sedar.com, and filed on the Oslo Børs website at www.oslobors.no.

HIGHLIGHTS

The third quarter results are highlighted as follows:

- At our WHITESANDS project we began combustion operations and produced first oil from the world's first THAI™ well pair, initiated the Pre-Ignition Heating Cycle ("PIHC") on the second of three well pair and drilled five successful exploration wells on our oil sands leases.
- The Company drilled 46 (40.5 net) conventional oil and gas wells in Canada.
- Conventional production averaged 4,939 boepd in the third quarter of 2006, a 40 percent increase over the comparative 2005 period.
- Funds flow from operations increased 67 percent to $14.8 million.
- Net income increased by 63 percent to $5.2 million.
- In July 2006, the Company closed a new $120 million credit facility and used a portion of the proceeds to repay the remaining $50 million of 9% subordinated notes that were outstanding.

FINANCIAL & OPERATING HIGHLIGHTS

	Three months ended September 30, 2006	Three months ended September 30, 2005	% change	Nine months ended September 30, 2006	Nine months ended September 30, 2005	% change
Financial						
($000s, except where noted)						
Oil and natural gas revenue	**24,639**	17,983	37	**73,499**	42,571	73
Funds flow from operations [(1)]	**14,788**	8,877	67	**45,368**	16,848	169
Per share – basic ($)	**0.22**	0.15	47	**0.68**	0.29	134
– diluted ($)	**0.21**	0.15	40	**0.66**	0.29	128
Net income	**5,169**	3,170	63	**20,486**	7,624	169
Per share – basic ($)	**0.08**	0.05	60	**0.31**	0.13	138
– diluted ($)	**0.07**	0.05	40	**0.30**	0.13	131
Capital expenditures	**57,904**	32,094	80	**158,356**	59,716	165
Total assets	**395,654**	215,829	83	**395,654**	215,829	83
Net debt [(2)]	**70,366**	54,526	29	**70,366**	54,526	29
Common shares outstanding, end of period (000s)						
Basic	**67,293**	59,148	14	**67,293**	59,148	14
Diluted	**71,346**	64,333	11	**71,346**	64,333	11
Operations [(3)]						
Canadian operating netback ($/boe except where noted)						
Natural gas revenue ($/mcf) [(4)]	**5.39**	8.25	(35)	**6.23**	7.03	(11)
Oil and NGL revenue ($/bbl)	**72.13**	65.50	10	**64.52**	60.16	7
Oil and natural gas revenue [(4)]	**44.28**	53.07	(17)	**44.61**	45.34	(2)
Royalties	**6.00**	10.41	(42)	**6.94**	9.24	(25)
Production expenses	**8.63**	5.81	49	**6.47**	6.52	(1)
Transportation expenses	**0.42**	1.08	(61)	**0.43**	1.20	(64)
Operating netback	**29.23**	35.77	(18)	**30.77**	28.38	8
Colombian operating netback ($/bbl)						
Oil revenue	**64.58**	60.24	7	**63.20**	53.97	17
Royalties	**5.16**	4.82	7	**5.07**	4.32	17
Production expenses	**7.80**	9.41	(17)	**7.56**	9.31	(19)
Operating netback	**51.62**	46.01	12	**50.57**	40.34	25
Average daily production						
Canada – natural gas (mcf)	**10,578**	11,485	(8)	**13,267**	10,805	23
Canada – oil and NGL (bbls)	**756**	551	37	**802**	381	110
Total Canada (boe)	**2,519**	2,465	2	**3,013**	2,182	38
Colombia – oil (bbls)	**2,420**	1,073	126	**2,133**	1,056	102
Total Company (boe)	**4,939**	3,538	40	**5,146**	3,238	59

(1) Calculated based on cash flow before changes in non-cash working capital and asset retirement obligations settled.
(2) Includes working capital (deficiency) and subordinated notes. The subordinated notes were repaid on July 31, 2006.
(3) 6 mcf of natural gas is equivalent to 1 barrel of oil equivalent ("boe").
(4) Canadian sales prices are shown after forward gas sales contracts.

OPERATIONAL UPDATE

Heavy Oil Business Unit

THAI™ combustion operations at WHITESANDS during the third quarter of 2006 continued to confirm the effectiveness of the THAI™ technology in our first well pair. Two additional key operational milestones were achieved in the third quarter with the initiation of the Pre-Ignition Heating Cycle ("PIHC") on the second well pair and the shipment of the first produced oil from the project.

Air injection and combustion was initiated on the first of the three project wells on July 20, 2006, and we have been continually injecting air into the vertical well of this center well pair. During the first three weeks of air injection, in-situ combustion ignition was confirmed as we measured various indicators of the combustion reaction, including significantly rising temperatures in the reservoir zone, production of combustion gases and rising horizontal well bore temperatures. This trend continued through the third quarter with recorded reservoir temperatures reaching as high as 800 degrees Centigrade. Combustion gas analysis consistently demonstrated a high ratio of carbon dioxide to carbon monoxide, indicating a very high level of conversion of oxygen, hydrocarbon gases indicative of thermocracking of oil in-situ, and free hydrogen generated from high temperature reactions, all indicators of efficient high temperature combustion. These data also suggest that we are upgrading the oil in-situ. We are very early in the process of building out the combustion front in the first THAI™ well pair and estimate that only approximately 7,000 m^3 of the reservoir has been affected by combustion at the toe of the horizontal well, which is less than one percent to total reservoir volume expected to be affected by combustion over the life of each THAI™ well pair.

Since initiating THAI™ production operations, the gross production capability from the first horizontal well has consistently exceeded 1,000 barrels of fluid per day with the potential production capability double our initial forecast rate. High productive capacity has meant that we have had to manage operations to match well flow with current plant capability. The composition of produced fluids continues to be variable, consisting of a combination of condensed steam from the Pre-Ignition Heating Cycle ("PIHC"), reservoir water, bitumen, and sand. Bitumen production rates, while variable, increased over the quarter. During October we saw a significant rise in bitumen production and we produced approximately 4,000 barrels of bitumen. This production was not rateable on a daily basis since the plant facilities were not on stream for the entire period. However, during this period, when producing at high gross fluid rates, we experienced an average 30 percent bitumen cut. While facility bottlenecks and well and plant maintenance operations during the quarter reduced the ability to produce continuously and at the higher rates, air injection operations were not curtailed and have increased over the quarter, indicating an expanding area of combustion.

Surface facilities have been able to handle a wide range of fluid rates and temperatures, however we have experienced facilities downtime and reduced production due to equipment commissioning issues, adjustments to manage higher than design well production capability, and sand production. These facilities issues necessitate ongoing operational adjustments and sand clean-out procedures in the surface facilities and the horizontal well. As reported previously, the produced sand is very fine-grained, indicating that a sand-bridging structure within the reservoir has yet to be fully established. This is most likely a result of our transition from the earlier steam injection operations to combustion operations, and may have been impacted by earlier horizontal well procedures at the beginning of the THAI™ production phase. While we expect the produced sand to be minimized as the combustion front expands and a consistent rateable flow regime is established, we are also enhancing our sand handling capability to minimize plant down time. These facilities modifications are underway and are expected to be in place by the end of November.

Modified PIHC operations began late in the third quarter for the second well pair and we expect to initiate the PIHC for the third well pair in November. The modified PIHC operations are designed to reduce the amount of steam and time required to create reservoir mobility before initiating air injection and combustion.

We are still in the very early stages of the THAI™ process and in a state of continual adjustment of our operations. This continuous improvement process is consistent with starting up the first field scale demonstration of a new technology, allowing us to modify certain aspects of our surface facilities and operating procedures. We foresee an ongoing process of technical improvement and innovation as we enhance our ability to produce significant volumes of oil using the THAI™ process.

Additional Resource Delineation

During the second quarter of 2006, we reported that the estimated gross bitumen-in-place on a portion of the 62 sections of oil sands leases owned by our 84 percent subsidiary, WHITESANDS Insitu Ltd. had increased to 1.6 billion barrels, based on a May 2006 Fekete Associates Ltd. resource evaluation. In addition, a recoverable reserve and resource assessment by McDaniel Associates Ltd. ("McDaniel") effective May 1, 2006 estimated an initial gross recoverable bitumen volume, based on Steam Assisted Gravity Drainage ("SAGD") technology, of up to 537 million barrels, which includes 25 million barrels of gross probable reserves and 70 million barrels of gross probable plus possible reserves.

During the third quarter of 2006 we drilled five oil sands exploration wells on areas of the leases we believed to contain considerable additional recoverable resources. Weather and ground conditions prevented us from drilling an additional four planned wells, which will now be incorporated into our winter drilling program. The five new wells all intersected significant McMurray channel of a quality equal to or better than previous wells. All of these wells were cored and logged and will be incorporated into an updated McDaniel recoverable resource report. The initial McDaniel report included only 13 sections of our lands, those with at least one drill hole per section, and excluded a number of sections with McMurray channel indicated by our 3-D seismic and/or areas on trend with known McMurray channel. The additional ten well winter drilling program is also expected to delineate significant new recoverable bitumen resources. We have requested an update to the McDaniel report to reflect the impact of the most recent drilling program, and we anticipate a further update will follow our winter drilling program. We also plan to update the reserve evaluation based on the THAI™ recovery process which we believe will have a higher recovery rate, and hence greater recoverable reserves than the SAGD-based estimates.

Project Development

In addition to the ongoing delineation of the recoverable resource potential of our lands we are also evaluating a potential project site for a THAI™ expansion project of approximately 10,000 barrels per day. We have been in the early stages of evaluating a new project area proximal to the current pilot site, to optimize infrastructure, and have selected a preliminary project area. Project scoping and preliminary engineering are expected to commence early in 2007.

A CAPRI™ test is anticipated by mid 2007, this will either be through a modification of one of the three current horizontal wells, or in a well drilled specifically for CAPRI™.

The THAI™ Process

THAI™ is an evolutionary in-situ gravity assisted combustion technology for the recovery of bitumen and heavy oil that combines a vertical air injection well with a horizontal production well. THAI™ integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally. During the process, a high temperature combustion front is created underground where part of the oil in the reservoir is burned, generating heat, which reduces the viscosity of the remaining oil allowing it to flow by gravity to the horizontal production well. The combustion front sweeps the oil from the toe to the heel of the horizontal producing well, recovering up to an estimated 80 percent of the original-oil-in-place while partially upgrading the crude oil in-situ. Petrobank controls all intellectual property rights to the THAI™ process and related enhancements, including the patented CAPRI™ technology, which offers the potential for further in-situ upgrading through the use of a well-bore integrated catalyst.

THAI™ has many potential benefits over other *in-situ* recovery methods, such as SAGD. These potential benefits include higher resource recovery, lower production and capital costs, minimal usage of natural gas and fresh water, a partially upgraded crude oil product, reduced diluent requirements for transportation, and lower greenhouse gas emissions. The THAI™ process also has the potential to operate in lower pressure, lower quality, thinner and deeper reservoirs than current steam–based recovery processes.

THAI™ can also be applied to other heavy oil deposits and it is our strategy to initiate projects in mobile oil reservoirs in Canada and/or internationally. Our ultimate goal is to capture a global portfolio of heavy oil resources where the application of our THAI™ technology can lead to greatly improved recovery rates and significant long-term value growth for the Company. In support of this activity, Petrobank's 80.7 percent owned subsidiary, Petrominerales Ltd. (TSX: PMG), is evaluating two heavy oil Technical Evaluation Areas in Colombia covering 0.8 million acres for the potential application of THAI™.

Canadian Business Unit

Canadian Business Unit production averaged 2,519 boe per day ("boepd") in the third quarter of 2006, compared to 2,465 boepd in the third quarter of 2005 and 3,017 boepd in the second quarter of 2006. Our 2006 program has, to date, experienced delays due to weather conditions, regulatory approval and equipment availability. At the end of the third quarter we began to bring on initial production additions from our successful 2006 projects that allowed us to exit the quarter producing approximately 3,000 boepd. During the third quarter, activity increased dramatically with the drilling of 46 (40.5 net) wells, compared to only 17 (14.1 net) wells in the second quarter and 12 (8.7 net) in the first quarter of the year. The majority of the impact of this 2006 program will be realized through production additions during the fourth quarter. The first new production in 2006 from our Jumpbush drilling program was tied-in to our facility at the end of the third quarter. We currently have approximately nine million cubic feet of natural gas per day ("mmcfpd") of behind-pipe capacity awaiting tie-in. The recent drop in natural gas prices had encouraged Petrobank to accelerate our low risk light oil drilling program and defer our gas drilling programs. Results to date on the light oil plays in both the Bakken and the Torquay zones of southeast Saskatchewan and southwest Manitoba are very encouraging and will result in significant new oil production being added during the fourth quarter.

Canadian Business Unit Drilling Results

	Q1		Q2		Q3		Q4 To Date		Year to date		
Property	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Success %
Jumpbush/Milo	4.0	2.8	14.0	11.6	29.0	25.1	1.0	1.0	48.0	40.5	100%
Red Willow	2.0	2.0	1.0	1.0	4.0	4.0	1.0	1.0	8.0	8.0	75%
Innes - Bakken	-	-	-	-	3.0	3.0	2.0	2.0	5.0	5.0	80%
Sinclair - Torquay	-	-	-	-	6.0	6.0	5.0	5.0	11.0	11.0	100%
Other operated	3.0	3.0	1.0	1.0	2.0	2.0	-	-	6.0	6.0	67%
Non-operated	3.0	0.9	1.0	0.5	2.0	0.4	-	-	6.0	1.8	72%
Total	12.0	8.7	17.0	14.1	46.0	40.5	9.0	9.0	84.0	72.3	92%
% gas	42%	44%	88%	86%	72%	72%	22%	22%	65%	65%	

Jumpbush

The majority of our 2006 Jumpbush wells were drilled in the third quarter. To date, we have drilled 44 (37.0 net) wells, 31 (23.9 net) of which have been tied-in and another 13 (13 net) wells are currently awaiting tie-in. Prior to year-end, additional compression will also be added to increase production from all of the wells drilled and tied-in this year. The 13 remaining wells to be tied-in have been tested at 3.6 mmcfpd but we expect the first month's contribution will be approximately 2.0 mmcfpd. We have one additional well planned to be drilled and tied-in this year. We continue to work on planning and regulatory approvals for a 50 to 100 well program next year.

Milo

Milo is just south and east of the Jumpbush property, where we have been extending our Jumpbush exploration model, pursuing Belly River zones with high initial production rates. In 2006, four (3.5 net) wells have been drilled, three (2.5 net) wells during the third quarter. This gas is more complicated to tie-in as we need to utilize third party pipelines and facilities. Currently the four wells have tested at aggregate rates of 2.25 mmcfpd, and we anticipate aggregate initial production from the wells of approximately 1.1 mmcfpd. Through the balance of 2006 we plan to tie-in the four wells and drill a fifth well. We continue to expand our inventory of opportunities on this trend and are confident in the exploration model we are employing to identify lands of interest and add to our inventory of drilling locations.

Red Willow

High deliverability Mannville zones that can be either oil or gas bearing characterize the Red Willow property. To date in 2006, eight wells (8.0 net) have been drilled, with four of those drilled in the third quarter and one more drilled in the fourth quarter. Our drilling resulted in one oil well and five gas wells. The best results have come from the last four gas wells drilled with three of these wells testing at combined rates of 5.3 mmcfpd. We anticipate the first month contribution from all four wells to be approximately 5.5 mmcfpd. Through the balance of 2006 we plan to tie-in these four wells and drill a horizontal well into an existing Glauconite zone oil pool.

Innes area – Bakken Resource Play

The Bakken resource play of southeast Saskatchewan generally requires horizontal wells with specialized fracture stimulations to create economic production of light oil. Petrobank initially participated in this play as a partner in wells operated by other companies testing the initial viability of extracting light oil from this geographically extensive, low permeability reservoir. In 2006 we have participated in four (0.81 net) joint interest wells to date. Furthermore, we expect to participate in an additional three (0.75 net) non-operated wells to be drilled by year-end. We have utilized the experience gained from these early joint ventures to high-grade and expand our 100 percent working interest acreage, further increasing our strong land position in the Bakken play. In the third quarter we began drilling our own 100 percent working interest wells. So far five horizontal wells have been drilled and the rig is currently drilling the horizontal section of our sixth well. The first two of these wells have been fracture stimulated and we expect to have production from our stimulated wells on-stream during the month of November, and we expect to have another five horizontal wells drilled by year-end. We have a large inventory of opportunities in this area and our success to date means we have added many more development locations to this inventory. Petrobank will monitor performance from this relatively new play before providing comments on additions to our production.

Sinclair / Ryerson area – Torquay play

The Torquay play, like the Bakken play, is a relatively new light oil play in southeast Saskatchewan and southwestern Manitoba. Petrobank was able to monitor this play through farm-out agreements on a small part of our fee-simple lands located in Manitoba. Through late 2005 and 2006 Petrobank continued to assess this new opportunity and expand our land position in Saskatchewan and Manitoba on the trend. Starting in the third quarter, we have now drilled 11, 100 percent working interest wells, all of which are cased as potential oil wells. In the Ryerson area, a new pool has been discovered and to date we have drilled seven development wells, four of which are producing with all seven expected to be on-line within two weeks. Our remaining exploration wells are being evaluated and we anticipate drilling a minimum of five more exploration or development wells by year-end. Our inventory of development locations has expanded rapidly as a result of our success in the area to-date. Again, we will be monitoring the performance from this relatively new play before providing comments on additions to our production.

Exploration

Petrobank is further positioning itself in new exploration areas with higher impact plays to compliment our large inventory of low-risk gas and light oil opportunities. This program is growing and we have acquired 5,120 acres of exploration lands on new prospects during 2006. We will continue to add to our land position and mature our exploration ideas in these new areas with seismic and technical work in preparation for drilling in 2007.

Latin American Business Unit - Petrominerales Ltd. ("Petrominerales")

During the third quarter the activities of Petrominerales, Petrobank's 80.7 percent owned subsidiary, were focused on continuing development in Orito, implementing our pilot fracture stimulation program in Neiva and preparing for a significant exploration drilling program in the Llanos and Putumayo Basins which will begin during the first quarter of 2007.

Third quarter 2006 production averaged 2,420 bpd compared to 2,612 bpd in the second quarter of 2006 and 1,073 bpd in the third quarter of 2005. The significant increase from the prior year period is mainly due to the success of the Orito-117 and 118 completions at the end of the first quarter of 2006 which proved-up a significant southwest extension to the Orito field. The decrease from the prior quarter is mainly a result of certain wells being taken off production during the period for the re-work and recompletion programs outlined below, and due to natural declines.

Orito

We have now completed drilling three wells in the Orito field since June 2006, the Orito-119 well, the redrill of the Orito-116 location and the Orito-124 well.

The Orito-119 well was completed in the upper Caballos sands using a slim hole drilling design. Due to a lack of pressure integrity behind the production liner, a remedial cement job was attempted on the well. With this poor cement job, we were unable to apply our revised fracture stimulation program to the productive intervals in this well and initial oil production from the well has been limited to approximately 60 bpd. If this well exhibits improving productive capability as it cleans up following completion, we plan to install an electrical submersible pump to optimize the productive capability of the well.

Following the Orito-119 well, the rig drilled the sidetrack of the Orito-116 well, also incorporating our slim-hole drilling design, which reached total depth of 6,525 feet on July 4, 2006. As expected, the sidetrack well encountered a similar high quality series of Caballos sands as in the original 116 well which was our original confirmation of the southwest extension to the field, initially testing at rates of more than 1,000 bpd. Unfortunately, the sidetracked well appears to have experienced a casing collapse, similar to the one which occurred in the original 116 well and has now been abandoned. Based on these two well results and similar issues associated with the Orito-113 recompletion discussed below, Petrominerales will be eliminating slim-hole drilling design from our future development plans.

Following the Orito-116 sidetrack, the rig commenced drilling Orito-124, which reached total depth of 8,134 feet on October 3, 2006. We are in the process of completing the Orito-124 well, in the prolific southwest extension area of the field. Log analysis indicates significant hydrocarbon reserves in the Caballos B, C and D sands. Initial tests of the Caballos "B2" and "B3" reservoirs indicate oil productivity, and we are currently in the process of fracture stimulating these sands. Immediately thereafter we plan to fracture stimulate the C and D sands and put the well on test. The Orito-122 well is now drilling at a depth of 6,600 feet and we expect to reach total depth within the next week. The Orito-122 well is expected to prove the updip extension of the oil zone and more fully define the potential of this undrilled area. A successful well in this region of the field has the potential to further increase our inventory of development drilling locations.

In addition to this recent drilling, we also performed re-completions on the Orito-113 and Orito-115 wells. We re-entered the Orito-113 well in an attempt to recover lost production due to near wellbore damage and the well was also deepened to the Upper Caballos A sand. A slim hole liner was set in the previous open-hole productive interval to facilitate further fracture stimulation and zonal isolation. During our pre-stimulation operations, pressure communication behind the liner was observed, and the subsequent fracture stimulation was postponed. We installed a liner top packer to achieve annular isolation and performed a remedial cement job to allow for a successful fracture stimulation of the Caballos zone in that well. The well is currently cleaning up at rates of approximately 250 bpd. The Orito-115 well was also re-completed with a production liner and a fracture stimulation program. The well was placed back on-line recently, and is currently cleaning up with oil production rates of approximately 80 bpd, well in excess of the well's pre-stimulation potential.

Our second drilling rig, contracted for 16 months, has been further delayed and it is not expected to arrive in Orito before mid December. We are assessing the possibility of moving this rig directly to our Llanos exploration program to avoid high mobilization and demobilization costs associated with moving it into Orito where it would most likely only be capable of drilling one additional development well prior to returning to the Llanos Basin to commence our exploration program. Irrespective of our short-term plans, the rig will ultimately be moved to Orito to accelerate our development drilling program.

Neiva

At Neiva, we completed our initial phase of fracture stimulations involving five test wells in the Honda and Doima-Chicoral reservoirs. The DT-56 (Doima-Chicoral) stimulation was highly successful, increasing gross oil production rates from 86 to 170 bpd. The Honda formation fracture stimulations included the installations of progressive cavity pumps ("PCPs") and initially has resulted in significant increases in production. Based on positive initial results, we plan to drill at least three new Doima-Chicoral wells incorporating our fracture stimulation design into the completions. We will continue to monitor the Honda fracture stimulations and expect to be able to expand this program to more than 50 additional Honda locations at Neiva. We have also recently completed the conversion of two wells to water injectors as part of an initial pilot water flood program in the Honda reservoir. We commenced water injection on November 1st and expect response in the surrounding wells during the first half of 2007.

Exploration

Petrominerales has completed the first phase exploration commitments, which included acquiring 3-D seismic and interpretation of existing data on the first five of our exploration blocks, evaluating key, prospective portions of each block. Beginning in February 2007, we will begin a five-well drilling program to test the initial prospects on each of the Casanare Este, Casimena, Corcel and Las Aguilas blocks, as well as our second test on the Joropo block. In addition, Petrominerales has signed two exploration licenses (Mapache and Castor) covering a significant portion of the original Chicago Technical Evaluation Agreement ("TEA"). The recently signed Mapache block covers 107,705 acres and our proposal includes a first phase commitment to acquire 40 square kilometers of 3-D seismic and to drill two exploration wells, which are scheduled for the first quarter of 2008. The Castor block, which was just approved by the National Hydrocarbon Agency, covers 110,265 acres and our proposal includes the acquisition of an initial 30 square kilometer 3-D seismic survey and drilling one well. Petrominerales has also been evaluating the heavy oil potential of our two TEAs in the southern Llanos Basin, where there is evidence of an extensive heavy oil belt. We have begun negotiations to change the entire Rio Ariari TEA to an exploration block covering slightly more than 600,000 acres. Our proposal includes a first phase work commitment of 100 kilometers of 2-D seismic. We hope to complete negotiations on the Rio Ariari exploration license by the end of the month. We have also submitted a proposal to convert approximately 177,500 acres of the original Chiguiro TEA into an exploration license and we are evaluating our first right of refusal on a third party proposal over another portion of the original TEA area covering approximately 125,000 acres. Petrominerales has a license to use Petrobank's THAI™ technology and is evaluating the technology's applicability to these Llanos Basin heavy oil deposits.

Upon acceptance of these most recent exploration proposals, Petrominerales' exploration land base will total 2.0 million acres in nine exploration blocks and two TEAs.

Petrobank Energy and Resources Ltd.

Petrobank Energy and Resources Ltd. is a Calgary-based oil and natural gas exploration and production company with operations in western Canada and Colombia. The Company operates high-impact projects through three business units. The Canadian Business Unit combines conventional oil and gas operations with two higher potential coalbed methane opportunities. The Latin American Business Unit is operated by Petrobank's 80.7% owned, TSX-listed subsidiary, Petrominerales Ltd. (trading symbol: PMG), which produces oil through two Incremental Production Contracts in Colombia and has exploration contracts and Technical Evaluation Agreements covering a total of 2.0 million acres in the Llanos and Putumayo Basins. WHITESANDS Insitu Ltd., Petrobank's 84% owned subsidiary, owns 39,680 acres of oil sands leases with an estimated 1.6 billion barrels of bitumen-in-place and operates the WHITESANDS project to field-demonstrate Petrobank's patented THAI™ heavy oil recovery process. THAI™ is an evolutionary in-situ combustion technology for the recovery of bitumen and heavy oil that combines a vertical air injection well with a horizontal production well. THAI™ integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally.

Certain statements in this release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to, prospects for technologies which remain unproven, the expected amount and timing of capital projects and the results of operations. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the ability to economically test, develop and utilize the technologies described herein, the feasibility of the technologies, general economic, market and business conditions; fluctuations in oil and gas prices; the results of exploration and development of drilling and related activities; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrobank that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

For more information please contact:
John D. Wright, President and CEO,
Chris J. Bloomer, Vice-President Heavy Oil and CFO, or
Corey C. Ruttan, Vice-President Finance
Telephone: (403) 750-4400

PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
Phone: (403) 750-4400
Fax: (403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX: PBG, OSLO: PBG

Petrominerales

NEWS RELEASE

PETROMINERALES PROVIDES OPERATIONAL UPDATE

Bogotá, Colombia – October 19, 2006 - (TSX: PMG) Petrominerales Ltd. (**"Petrominerales" or the "Company"**) and its 80.7% majority shareholder Petrobank Energy and Resources Ltd. (TSX/Oslo: PBG) (**"Petrobank"**) announce results from recent drilling and recompletion activities on the Company's Orito and Neiva blocks in Colombia. Third quarter 2006 production averaged 2,420 bpd compared to 2,612 bpd in the second quarter of 2006 and 1,073 bpd in the third quarter of 2005. The significant increase from the prior year period is mainly due to the success of the Orito-117 and 118 completions at the end of the first quarter of 2006 which proved-up a significant southwest extension to the Orito field. The decrease from the prior quarter is mainly a result of certain wells being taken off production during the period for the re-work and recompletion programs outlined below, and due to natural declines.

Orito

We have now completed drilling three wells in the Orito field since June 2006, the Orito-119 well, the redrill of the Orito-116 location and the Orito-124 well.

The Orito-119 well was completed in the upper Caballos sands. Due to a lack of pressure integrity behind the production liner, a remedial cement job was attempted on the well. With this poor cement job, we were unable to apply our revised fracture stimulation program to the productive intervals in this well. Initial oil production from the well has been limited to approximately 60 bpd. As this well exhibits improving productive capability as it cleans up following completion, we potentially plan to install an electrical submersible pump to optimize the productive capability of the well.

Following the Orito-119 well, the rig drilled the sidetrack of the Orito-116 well, which reached total depth of 6,525 feet on July 4, 2006. As expected, the sidetrack well encountered a similar high quality series of Caballos sands as in the original 116 well (which was our first confirmation of the southwest extension to the field beyond the existing field boundaries, initially testing at rates of more than 1,000 bpd). Unfortunately, the sidetracked well appears to have experienced a casing collapse, similar to the one which occurred in the original 116 well. This recent well failure occurred, just after we completed a series of fracture stimulations and installed an electrical submersible pump. We are currently assessing the ability to repair the casing and salvage the well, but the potential exists that the well may need to be abandoned.

Following the Orito-116 sidetrack, the rig commenced drilling Orito-124, which reached total depth of 8,134 feet on October 3, 2006. Logs from this well indicate a highly prospective series of pay intervals and we will be completing and fracture stimulating the well in the upper Caballos sands over the next few weeks.

Most recently, we have spudded the Orito-122 well, which is being drilled in the prolific central fault block updip from the Orito-106 well. The Orito-122 well is expected to prove the updip extension of the field and more fully define the potential of this undrilled area. A successful well in this region of the field has the potential to further increase our inventory of development drilling locations.

In addition to this recent drilling, we also performed re-completions on the Orito-113 and Orito-115 wells. We re-entered the Orito-113 well in an attempt to recover lost production due to near

wellbore damage and the well was re-entered and deepened to the Upper Caballos A sand. A liner was also set in the previous open-hole productive interval to facilitate further fracture stimulation and zonal isolation. During our pre-stimulation operations, pressure communication behind the liner was observed, and the subsequent fracture stimulation was postponed. We installed a liner top packer to achieve annular isolation and performed a remedial cement job to allow for a successful fracture stimulation of the Caballos zone in that well. We expect initial production results from this well over the next few weeks. The Orito-115 well was also re-completed with a production liner and a fracture stimulation program. The well was placed back on-line recently, and is still producing back completion fluids.

Our second drilling rig, contracted for 16 months, was originally scheduled to arrive in Orito in late September of this year but has been postponed until sometime in mid-November as the rig completes commitments under the previous contract. We expect to spud our first well with this rig near the end of November, and we are looking at options for moving the rig to the Llanos Basin to drill one or more of our 2007 exploration wells, or to keep the rig in Orito and contract another rig to complete our Llanos Basin exploration activities. Securing this rig provides the Company with flexibility and guaranteed access to the equipment required to implement our exploration program during the January-April dry season in the Llanos Basin and to maintain our accelerated Orito development drilling program into 2008. We expect to drill a total of seven wells in Orito in 2006 and have planned for up to 11 wells in Orito in 2007 in conjunction with five exploration wells in the Llanos and Putumayo Basins.

Neiva

At Neiva, we have completed our initial phase of fracture stimulations involving five test wells in the Honda and Doima-Chicoral reservoirs. The DT-56 (Doima-Chicoral) stimulation was highly successful, increasing gross oil production rates from 81 to 126 bpd. The four Honda stimulations are still recovering frac sands and fluids and the existing beam pumps are being replaced with progressive cavity pumps that will allow the wells to clean up more efficiently and potentially deliver production at higher rates. Based on these initial results we plan to drill three new Doima-Chicoral wells incorporating our fracture stimulation design into the completions. We will continue to monitor the Honda fracture stimulations and expect to be able to expand this program to more than 50 additional Honda locations at Neiva. We have also completed the conversion of the DT-24 and DT-30 wells to water injectors and expect to initiate water injection on our pilot waterflood program within the next few days. Pending success of this pilot, we plan to expand the waterflood program during the first half of 2007.

Exploration

Petrominerales has completed the first phase exploration commitments (3D seismic and interpretation of existing data) on five exploration blocks, evaluating small, but prospective, portions of each block. Beginning in February of 2007 we will begin a five-well drilling program to test the initial prospects on each of the Joropo, Casanare Este, Casimena, Corcel and Las Aguilas blocks. In addition, Petrominerales has submitted two exploration proposals (Mapache and Castor) covering a significant portion of the original Chicago Technical Evaluation Agreement ("TEA"). The recently signed Mapache Block covers 107,705 acres and our proposal includes a first phase commitment to acquire 40 square kilometers of 3-D seismic and to drill two exploration wells, which are scheduled for the first quarter of 2008. The Castor Block, which was just approved by the National Hydrocarbon Agency, covers 110,265 acres and our proposal includes the acquisition of an initial 30 square kilometer 3-D seismic survey and drilling one well.

Petrominerales has also been evaluating the heavy oil potential of two TEAs covering 1.1 million acres in the southern Llanos Basin, where there is evidence of an extensive heavy oil belt. We have begun negotiations to change the entire the Rio Ariari TEA to an exploration block covering slightly more than 600,000 acres. Our proposal includes a first phase work commitment of 100 kilometers of 2D seismic. We hope to complete negotiations on the Rio Ariari exploration license by the end of the month. We have also submitted a proposal to convert approximately 300,000 acres of the original Chiguiro TEA into an exploration license. Our proposal includes a first phase work commitment of 40 square kilometers of 3D seismic. Petrominerales has a license to use Petrobank's THAI™ technology and is evaluating the technology's applicability to these Llanos Basin heavy oil deposits.

Upon acceptance of these most recent exploration proposals, Petrominerales' exploration land base will total 2.1 million acres in seven exploration blocks and four TEAs.

Petrominerales Ltd.

Petrominerales Ltd. is a Latin American-based exploration and production company producing oil through two Incremental Production Contracts in Colombia and has contracts on seven exploration blocks and four Technical Evaluation Agreements covering a total of 2.1 million acres in the Llanos and Putumayo Basins. Petrominerales is 80.7% owned by Petrobank.

Certain statements in this release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to the timing of capital projects and the results of operations. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: general economic, market and business conditions; fluctuations in oil prices; the results of exploration and development drilling, recompletions and related activities; timing and rig availability, outcome of exploration contract negotiations; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrominerales or Petrobank that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

For more information please contact:
John D. Wright, President and CEO,
Corey C. Ruttan, Vice-President Finance and CFO
Telephone: (403) 750-4400

Petrominerales

Petrominerales Ltd.
Calle 114 No. 9-45,
Torre B Oficina 1506,
Bogotá, Colombia
Phone: 011 571 629 2701
or (403) 750-4400
Fax: 011 571 629 4723
TSX: PMG

PETROBANK
ENERGY AND RESOURCES LTD.

NEWS RELEASE

PETROBANK ENCOURAGED BY EARLY COMBUSTION OPERATIONS AT WHITESANDS THAI™ PROJECT

Calgary, Alberta – September 12, 2006 - (TSX: PBG, Oslo Bors: PBG) Petrobank Energy and Resources Ltd. is pleased to provide an operational update for our 84% owned subsidiary WHITESANDS Insitu Ltd. and the ongoing field demonstration of Petrobank's THAI™ technology.

Since July 20, 2006, we have been continually injecting air into the vertical well of the central well pair. During the first three weeks of air injection, in-situ ignition was confirmed as we measured various indicators of the combustion reaction, including significantly rising temperatures in the reservoir zone, production of combustion gases and rising horizontal well bore temperatures. Since initiating THAI™ production operations, fluid production capability from the horizontal well has consistently exceeded more than 1,000 barrels of fluid a day. Produced fluids are a combination of condensed steam from the Pre-Ignition Heating Cycle ("PIHC"), reservoir water, and bitumen. Bitumen production rates have been variable and are expected to rise as the combustion zone builds and the approximately 50,000 barrels of water in the form of steam injected during the PIHC is recovered. We expect to recover the majority of this injected water during the early stages of the THAI™ process. We will commence deliveries of produced oil from our facilities to market within the next two weeks.

Air injection rates have increased progressively and are currently being maintained at a rate well below our ultimate targeted air injection rate, as we bring our facilities into full production mode. The high temperature combustion zone has expanded across the vertical section of the bitumen zone achieving peak temperatures of over 700 degrees centigrade, which is at the higher end of our expected operating temperature range. Produced gas samples also confirm that high temperature combustion is occurring, indicating in-situ thermo-cracking, which could ultimately result in partially upgraded bitumen being produced. As we continue to produce the well over the coming months, we expect to see a decrease in the amount of condensed steam produced with corresponding increased oil cuts. Surface facilities have been operating consistently and we have been able to handle a wide range of fluid rates and temperatures. Intermittent sand production has created the necessity for periodic sand clean-out procedures in the surface facilities and the horizontal well, which have occasionally interrupted production operations. Air injection operations have not been curtailed as a result of these clean-out procedures. The produced sand is very fine-grained, indicating that an effective sand bridging structure within the reservoir has yet to be fully established. This is most likely a result of our transition from the steam injection operations to combustion operations, and may have been impacted by earlier horizontal well operations at the beginning of the THAI™ production phase. Over time, we expect the sand production to be minimized once a consistent flow regime under combustion is established.

We are in a state of continual assessment and improvement of our operating parameters at the WHITESANDS THAI™ pilot project and have gained considerable knowledge from our early operations. This continuous improvement process is consistent with starting up the first field scale demonstration of a new technology allowing us to modify certain aspects of our surface facilities and the start-up procedure for the next two well pairs. We expect to initiate the PIHC on the next well pair within two weeks.

Additional Resource Delineation

During the second quarter of 2006, we reported that the estimated gross bitumen-in-place on a portion of the 62 sections of oil sands leases owned by our 84% subsidiary, WHITESANDS Insitu Ltd. had increased to 1.6 billion barrels, based on a May 2006 Fekete Associates Ltd. resource evaluation. In addition, a recoverable reserve and resource assessment by McDaniel Associates Ltd. ("McDaniel") effective May 1, 2006 estimated an initial gross recoverable bitumen volume, based on Steam Assisted Gravity Drainage ("SAGD") technology, of up to 537 million barrels, which includes 25 million barrels of gross probable reserves and 70 million barrels of gross probable plus possible reserves.

We believe there is considerable upside to the recoverable resource estimates as the McDaniel report included only 13 sections of our lands, those with at least one drillhole and excluded a number of sections with McMurray channel indicated by our 3-D seismic and/or areas on trend with known McMurray channel. As a result, in early October, we plan to initiate a nine well drilling program to further delineate an additional nine contiguous sections of our land base and we also plan to drill an additional six delineation wells early this winter. These additional drilling programs are expected to delineate significant new recoverable bitumen resources. Subject to the successful demonstration of the THAI™ recovery process at the WHITESANDS project, we also plan to update the reserve evaluation based on the THAI™ recovery process which we believe will have a higher recovery rate, and hence greater recoverable reserves than the SAGD-based estimates.

The THAI™ Process

THAI™ is an evolutionary in-situ combustion technology for the recovery of bitumen and heavy oil that combines a vertical air injection well with a horizontal production well. THAI™ integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally. During the process, a high temperature combustion front is created underground where part of the oil in the reservoir is burned, generating heat, which reduces the viscosity of the remaining oil allowing it to flow by gravity to the horizontal production well. The combustion front sweeps the oil from the toe to the heel of the horizontal producing well, recovering up to an estimated 80 percent of the original-oil-in-place while partially upgrading the crude oil in-situ. Petrobank controls all intellectual property rights to the THAI™ process and related enhancements, including the patented CAPRI™ technology, which offers the potential for further in-situ upgrading through the use of a well-bore integrated catalyst.

THAI™ has many potential benefits over other in-situ recovery methods, such as SAGD (Steam Assisted Gravity Drainage). These potential benefits include higher resource recovery, lower production and capital costs, minimal usage of natural gas and fresh water, a partially upgraded crude oil product, reduced diluent requirements for transportation, and lower greenhouse gas emissions. The THAI™ process also has the potential to operate in lower pressure, lower quality, thinner and deeper reservoirs than current steam-based recovery processes.

THAI™ can also be applied to other heavy oil deposits and it is our strategy to initiate projects in mobile oil reservoirs in Canada and/or internationally. Our ultimate goal is to capture a global portfolio of heavy oil resources where the application of our THAI™ technology can lead to greatly improved recovery rates and significant long-term value growth for the Company. In support of this activity, Petrobank's 80.7% owned subsidiary, Petrominerales Ltd. (TSX: PMG), is evaluating two large heavy oil Technical Evaluation Areas in Colombia covering 1.1 million acres for the potential application of THAI™.

Petrobank Energy and Resources Ltd.

Petrobank Energy and Resources Ltd. is a Calgary-based oil and natural gas exploration and production company with operations in western Canada and Colombia. The Company operates high-impact projects through three business units. The Canadian Business Unit combines conventional oil and gas operations with two higher potential coalbed methane opportunities. The Latin American Business Unit is operated by Petrobank's 80.7% owned, TSX-listed subsidiary, Petrominerales Ltd. (TSX: PMG), which produces oil through two Incremental Production Contracts in Colombia and has exploration contracts and Technical Evaluation Agreements covering a total of 2.3 million acres in the Llanos and Putumayo Basins. WHITESANDS Insitu Ltd., Petrobank's 84% owned subsidiary, owns 39,680 acres of oil sands leases with an estimated 1.6 billion barrels of bitumen-in-place and operates the WHITESANDS project to field-demonstrate Petrobank's patented THAI™ heavy oil recovery process. THAI™ is an evolutionary in-situ combustion technology for the recovery of bitumen and heavy oil that combines a vertical air injection well with a horizontal production well. THAI™ integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally.

Certain statements in this release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to, prospects for technologies which remain unproven, the expected amount and timing of capital projects and the results of operations. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the ability to economically test, develop and utilize the technologies described herein, the feasibility of the technologies, general economic, market and business conditions; fluctuations in oil and gas prices; the results of exploration and development of drilling and related activities; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrobank that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

For more information please contact:
John D. Wright, President and CEO,
Chris J. Bloomer, Vice-President Heavy Oil and CFO, or
Corey C. Ruttan, Vice-President Finance
Telephone: (403) 750-4400

PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
Phone: (403) 750-4400
Fax: (403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX: PBG, Oslo Bors: PBG

PETROBANK
ENERGY AND RESOURCES LTD.

NEWS RELEASE

PETROBANK ANNOUNCES SECOND QUARTER RESULTS AND KEY MILESTONES AT WHITESANDS

Calgary, Alberta – August 11, 2006 – (TSX: PBG, OSLO: PBG) Petrobank Energy and Resources Ltd. ("Petrobank" or the "Company") is pleased to announce second quarter financial and operating results. The Company's second quarter 2006 interim report, including financial statements and management's discussion and analysis, is available on the Company's website at www.petrobank.com, filed on SEDAR at www.sedar.com, and filed on the Oslo Børs website at www.oslobors.no.

HIGHLIGHTS

The second quarter results reflect the impact of significant increases in production generated from the Company's 2005/2006 capital program in Canada and our recent drilling successes in Colombia and are highlighted as follows:

- Colombian oil production averaged 2,612 bpd in the second quarter of 2006, a 155 percent increase over the comparative 2005 period.
- Canadian production averaged 3,017 boepd, a 41 percent increase over the second quarter of 2005.
- Funds flow from operations increased 316 percent to $19.0 million.
- Net income increased by 157 percent to $12.1 million.
- Operating netbacks improved 23 percent and 38 percent in Canada and Colombia, respectively.
- In June 2006, completed the initial public offering and TSX listing of Petrominerales Ltd. ("Petrominerales") (TSX:PMG), Petrobank's Latin American Business Unit, raising gross proceeds of $60 million for Petrominerales and $8.6 million for Petrobank. Petrobank continues to retain an 80.7% interest in Petrominerales.
- In July 2006, the Company closed a new $120 million credit facility and used a portion of the proceeds to repay the remaining $50 million of 9% subordinated notes that were outstanding.
- Achieved key milestones at our WHITESANDS – THAI™ project by completing the Pre-Ignition Heating Cycle ("PIHC"), commencing air injection and initiating in-situ combustion.

FINANCIAL & OPERATING HIGHLIGHTS

	Three months ended June 30, 2006	Three months ended June 30, 2005	% change	Six months ended June 30, 2006	Six months ended June 30, 2005	% change
Financial						
($000s, except where noted)						
Oil and natural gas revenue	**27,267**	13,206	106	**48,860**	24,588	99
Funds flow from operations [1]	**19,032**	4,575	316	**30,580**	7,971	284
Per share – basic ($)	**0.28**	0.08	250	**0.46**	0.14	229
– diluted ($)	**0.27**	0.08	238	**0.45**	0.14	221
Net income	**12,075**	4,702	157	**15,317**	4,454	244
Per share – basic ($)	**0.18**	0.08	125	**0.23**	0.08	188
– diluted ($)	**0.17**	0.08	113	**0.22**	0.08	175
Capital expenditures	**32,935**	16,842	96	**100,452**	27,622	264
Total assets	**375,367**	190,366	97	**375,367**	190,366	97
Net debt [2]	**26,743**	34,388	(22)	**26,743**	34,388	(22)
Common shares outstanding, end of period (000s)						
Basic	**67,258**	58,392	15	**67,258**	58,392	15
Diluted	**71,498**	63,828	12	**71,498**	63,828	12
Operations [3]						
Canadian operating netback ($/boe except where noted)						
Natural gas revenue ($/mcf) [4]	**5.84**	6.60	(12)	**6.54**	6.36	3
Oil and NGL revenue ($/bbl)	**68.42**	63.60	8	**61.08**	55.04	11
Oil and natural gas revenue [4]	**43.86**	42.63	3	**44.75**	40.59	10
Royalties	**6.13**	9.35	(34)	**7.31**	8.52	(14)
Production expenses	**6.46**	7.12	(9)	**5.62**	6.95	(19)
Transportation expenses	**0.43**	1.13	(62)	**0.44**	1.27	(65)
Operating netback	**30.84**	25.03	23	**31.38**	23.85	32
Colombian operating netback ($/bbl)						
Oil revenue	**64.05**	52.34	22	**62.33**	50.70	23
Royalties	**5.17**	4.19	23	**5.02**	4.05	24
Production expenses	**6.26**	10.09	(38)	**7.41**	9.26	(20)
Operating netback	**52.62**	38.06	38	**49.90**	37.39	33
Average daily production						
Canada – natural gas (mcf)	**13,322**	11,245	18	**14,634**	10,459	40
Canada – oil and NGL (bbls)	**797**	273	192	**824**	295	179
Total Canada (boe)	**3,017**	2,147	41	**3,263**	2,038	60
Colombia – oil (bbls)	**2,612**	1,024	155	**1,988**	1,048	90
Total Company (boe)	**5,629**	3,171	78	**5,251**	3,086	70

(1) Calculated based on cash flow before changes in non-cash working capital and asset retirement obligations settled.
(2) Includes working capital (deficiency) and subordinated notes.
(3) 6 mcf of natural gas is equivalent to 1 barrel of oil equivalent ("boe").
(4) Canadian sales prices are shown after forward gas sales contracts.

OPERATIONAL UPDATE

Heavy Oil Business Unit

During the second quarter, we completed the PIHC on the first horizontal and vertical well pair (P2) at the WHITESANDS project and commenced air injection on July 20, 2006.

During the PIHC phase, communication between the vertical injection well and the horizontal production well was established by injecting steam in the vertical well located at the toe of the horizontal well. This process developed an expanding hot mobile bitumen zone, and established fluid flow between the injection well and the horizontal production well. During this phase, steam was also circulated in the horizontal production well to aid in the PIHC and to enable high total fluid production rates from the horizontal well. During these operations, the horizontal production well achieved total production rates of up to 1,000 barrels of fluid per day, consisting primarily of condensed steam and formation water and up to a 15% oil cut of 11 degree API bitumen. By establishing communication between the two wells and introducing a large amount of heat energy into the reservoir to create the mobilized bitumen zone around the vertical well, conditions were determined to be appropriate for the initiation of air injection and to cause in-situ combustion.

On July 20, 2006, we started air injection at the center vertical well. This operation commenced the in-situ combustion reaction and initiated the transition to the THAI™ production phase of our operation. Since that time, we have been increasing air injection rates and achieved a significant milestone by generating sustained temperatures of over 600 degrees Celsius (and up to 700 degrees Celsius) within an expanding high temperature combustion zone in the reservoir. Initial production from the horizontal well will be dominated by the recovery of condensed steam from the PIHC process. A period of time is required for the complete transition from the PIHC phase into production via the THAI™ process. Produced fluids and gases are being continuously monitored along with reservoir temperatures and pressures allowing us to manage air injection rates to optimize the combustion zone, production rates, and surface facilities. As we gather and evaluate stabilized production and operational information from the WHITESANDS site, we will provide periodic updates to our shareholders, while protecting the confidential nature of the key operating specifics of our patented THAI™ process.

We are now preparing to begin the PIHC phase on the second of the three well pairs and expect to have all three well pairs on combustion by year end.

During the second quarter we reported that the estimated gross bitumen-in-place on a portion of the 60 sections of oil sands leases owned by our 84% subsidiary, WHITESANDS Insitu Ltd. had increased to 1.6 billion barrels, based on a May 2006 Fekete Associates Ltd. resource evaluation. In addition, a recoverable reserve and resource assessment by McDaniel Associates Ltd. ("McDaniel") effective May 1, 2006 estimated an initial gross recoverable bitumen volume, based on Steam Assisted Gravity Drainage ("SAGD") technology, of up to 537 million barrels, which includes 25 million barrels of gross probable reserves and 70 million barrels of gross probable plus possible reserves. At the most recent Crown land sale we were successful in acquiring two additional sections of oil sands leases bringing our total oil sands acreage to 62 sections (39,680 acres).

We believe there is considerable upside to the recoverable resource estimates as the McDaniel report included only 13 sections of our lands, those with at least one drillhole and excluded a

number of sections with McMurray channel indicated by our 3-D seismic and/or areas on trend with known McMurray channel. As a result, WHITESANDS is planning a late-summer drilling program of up to nine wells in easily accessed areas, to be followed up in early 2007 with a similar sized program in winter access areas. This additional drilling is expected to delineate significant new recoverable bitumen resources. Subject to the successful demonstration of the THAI™ recovery process at WHITESANDS, we also plan to update the reserve evaluation based on the THAI™ recovery process which we believe will have a higher recovery rate, and hence greater recoverable reserves than the SAGD-based estimates.

The THAI™ Process

THAI™ is an evolutionary in-situ combustion technology for the recovery of bitumen and heavy oil that combines a vertical air injection well with a horizontal production well. THAI™ integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally. During the process, a high temperature combustion front is created underground where part of the oil in the reservoir is burned, generating heat, which reduces the viscosity of the remaining oil allowing it to flow by gravity to the horizontal production well. The combustion front sweeps the oil from the toe to the heel of the horizontal producing well, recovering up to an estimated 80 percent of the original-oil-in-place while partially upgrading the crude oil in-situ. Petrobank controls all intellectual property rights to the THAI™ process and related enhancements, including the patented CAPRI™ technology, which offers the potential for further in-situ upgrading through the use of a well-bore integrated catalyst.

THAI™ has many potential benefits over other in-situ recovery methods, such as SAGD (Steam Assisted Gravity Drainage). These benefits include higher resource recovery, lower production and capital costs, minimal usage of natural gas and fresh water, a partially upgraded crude oil product, reduced diluent requirements for transportation, and lower greenhouse gas emissions. The THAI™ process also has the potential to operate in lower pressure, lower quality, thinner and deeper reservoirs than current steam–based recovery processes.

THAI™ can also be applied to other heavy oil deposits and it is our strategy to initiate projects in mobile oil reservoirs in Canada and/or internationally. Our ultimate goal is to capture a global portfolio of heavy oil resources where the application of our THAI™ technology can lead to greatly improved recovery rates and significant long-term value growth for the Company. In support of this activity, Petrobank's 80.7% owned subsidiary, Petrominerales Ltd. (TSX: PMG), is evaluating two large heavy oil Technical Evaluation Areas in Colombia covering 1.1 million acres for the potential application of THAI™.

Canadian Business Unit

Canadian conventional production averaged 3,017 boepd in the second quarter of 2006, compared to 2,147 boepd in the second quarter of 2005 and 3,513 boepd in the first quarter of 2006. Field activity during the first half of the year has been limited, due to weather conditions, regulatory approvals and availability of equipment. Through the first half of 2006, only three new oil wells and one gas well were added to our production base. We are now implementing significant second half development and exploration programs. Over the past two months we have advanced a number of wells to various stages of completion or tie-in, the majority of which will be brought on production by the end of August. We also have a large inventory of locations

to be drilled in the last half of 2006 and into 2007 at Red Willow, Jumpbush, Milo, and our new emerging light oil play in southeast Saskatchewan.

At Red Willow, we have drilled seven (7.0 net) wells to date this year, two wells in the first quarter, one well in the second quarter and, most recently, four wells in the third quarter, resulting in four gas wells and one oil well. Currently three of these gas wells are waiting for tie-in and we plan to drill an additional five locations at Red Willow through the end of 2006.

Our Jumpbush shallow gas program has focused entirely on our off-reserve acreage to-date in 2006 due to regulatory delays on the Siksika First Nation. Despite an extended period of wet spring weather we were able to drill 13 (11.6 net) wells on our off-reserve program during the second quarter and we have now completed drilling all 31 (23.9 net) wells in our initial 2006 off-reserve program. Currently both completion and pipeline crews are working to connect these gas wells to our Petrobank-operated Jumpbush gas plant and all 31 gas wells are expected to be on production by the end of August. A second off-reserve program of up to 23 (23 net) additional wells is expected to commence late in the third quarter.

South of Jumpbush, at Milo we have now drilled two wells both of which are cased for shallow gas and are awaiting tie-in. We plan to drill at least four follow-up locations. We have accumulated a total of 14,400 (12,600 net) acres of off-reserve land with an additional 5,760 acres under option pursuant to farmin arrangements. This land base is a continuation of our Jumpbush legacy resource asset.

Our 50 (35 net) well drilling program on the Siksika Nation at Jumpbush is currently delayed in the Nation's regulatory approval process. This program is part of our inventory of approximately 200 development drilling locations which we have identified on our Siksika acreage. The capital designated for this on-reserve program has been re-allocated to our expanding Bakken light oil program in southeast Saskatchewan. Petrobank will proceed with the on-reserve program at Jumpbush after regulatory approvals are complete.

In addition to our ongoing development programs in Alberta, we are accelerating our activity in southeast Saskatchewan targeting the Bakken light oil formation. We currently have one rig drilling in the area and will have a second rig working the area by the end of August. The first phase of drilling incorporates an 18-well program and we have developed an initial inventory of 25 follow-up Bakken locations. Petrobank has an extensive land base in southeastern Saskatchewan including fee-simple lands where we own the mineral rights in perpetuity. This has allowed Petrobank to monitor and participate in the evolution of the Bakken light oil play with little capital exposure to-date. Concurrently, we have been actively acquiring additional lands within the Bakken fairway to compliment our existing position and now have 138,000 gross acres (118,600 net acres) in areas with Bakken potential.

The third quarter has been our busiest quarter to-date in 2006. As of the date of this report, we have already drilled 20 (16.6 net) wells resulting in 19 (15.6 net) gas wells. Currently, we have a total of 37 (29.9 net) gas wells at Jumpbush, Milo, Red Willow and Badger awaiting tie-in with approximately eight mmcfpd of behind pipe gas potential. Most of these wells will connect to Petrobank's facilities with existing capacity to handle these production additions. We are also excited about our extensive southeast Saskatchewan land base, highly prospective for Bakken light oil, where we will soon have two rigs drilling up our initial inventory of 43 locations.

Latin American Business Unit - Petrominerales Ltd.

Petrobank's subsidiary, Petrominerales Ltd., completed its initial public offering on June 29, 2006 and is now listed for trading on the Toronto Stock Exchange under the symbol PMG. The transaction resulted in gross proceeds of $60 million to Petrominerales pursuant to a treasury offering and $8.6 million to Petrobank through a secondary sale of shares. Petrobank has retained an 80.7 percent ownership interest in Petrominerales.

Second quarter production averaged 2,612 bpd compared to 1,356 bpd in the first quarter of 2006 and 1,024 bpd in the second quarter of 2005. These significant increases are mainly due to the success of the Orito 117 and 118 completions at the end of the first quarter of 2006. These wells continue to produce at combined rates of approximately 1,960 bpd (1,548 bpd working interest before 8 percent royalty).

During the quarter, we commenced our development drilling program in the Orito field, spudding our first development well of the year at Orito-119. We also re-entered two other wells, Orito-113 and Orito-115, deepening them for potential productive sands in the Caballos A zone, as well as preparing them for future fracture stimulation in the Caballos B, C, and D sands.

In June of this year we re-entered the Orito-113 well in an attempt to recover lost production due to near wellbore damage and to deepen the well down to the Upper A sand. During our pre-stimulation operations, pressure communication with the annulus was observed, and the subsequent fracture stimulation was postponed. A similar result occurred while cementing the recently drilled Orito-119 well, but a liner top packer was installed and annular isolation was achieved, allowing for the successful fracture stimulation of the Caballos zone in that well. Based on this recent success, the same operation is being planned for Orito-113, which should take place during September with the arrival of a second workover rig. We will also fracture stimulate the Orito-115 well at that time. During these recompletion operations, the wells have either been off-line or producing at less than their potential and we look forward to bringing them back on-stream in the near future.

The first of two drilling rigs under long-term contract commenced operations for Petrominerales in June 2006, drilling the Orito-119 location, which is a re-drill of an old non-producing well within the original field boundaries. Orito-119 reached total depth in early July 2006. The well has been completed and fracture stimulated in the upper Caballos sands. The well is now being brought on-line and we expect to have stable production rates in the near future. Ultimately we plan to install an electrical submersible pump to optimize the productive capability of the well.

Following the Orito-119 well, the rig commenced the sidetrack of the Orito-116 well and should drill through the targeted Caballos formation within the next week. The original Orito-116 well was our first confirmation of the southwest extension to the field beyond the existing field boundaries, initially testing at rates of more than 1,000 bpd. Unfortunately, the well experienced a casing collapse and had to be abandoned. The ongoing delineation of this southwest extension to the field was further confirmed in late 2005 by the drilling of the Orito-117 and 118 wells from the same surface drilling pad. These wells have been the primary contributors to our production growth to-date in 2006. After drilling the Orito-116 sidetrack, the rig will drill two additional locations off this pad, all of which will be targeting this southwest extension of the field.

A second drilling rig, contracted for 16 months, is scheduled to arrive in Orito in late September of 2006, with its first well now scheduled to spud in early October. This rig will also be used to drill our Llanos Basin exploration wells during the first and second quarters of 2007, and will then return to Orito to drill additional development wells. Securing these rigs provides the Company with guaranteed access to the equipment required to implement our exploration program during the January-April dry season in the Llanos Basin and to facilitate an acceleration of the Company's Orito development drilling program into 2008. We expect to drill a total of eight wells in Orito in 2006 and have planned for up to 11 wells in Orito in 2007 in conjunction with five exploration wells in the Llanos and Putumayo basins.

At Neiva, we have commenced our initial phase of fracture stimulations involving five test wells in the Honda and Doima-Chicoral reservoirs. With success, this program may be expanded to more than 50 locations at Neiva.

Petrominerales has been actively evaluating our extensive inventory of exploration acreage focused primarily in Colombia's Llanos Basin. To-date, we have shot 250 square kilometers of 3-D seismic over our Las Aguilas, Corcel, Casanare Este and Casimena exploration blocks. We have identified a total of 16 leads and prospects over our five exploration blocks and we are planning an initial five-well exploration drilling program commencing at the end of 2006. On the Chicago Technical Evaluation Agreement ("TEA"), Petrominerales has submitted two exploration proposals (Mapache and Castor) covering a significant portion of the original TEA. The Mapache Block covers 107,705 acres and our proposal includes a commitment to acquire 40 square kilometers of 3-D seismic and to drill two exploration wells, which are scheduled for the first quarter of 2008. The Castor Block covers 110,265 acres and our proposal includes the acquisition of an initial 30 square kilometer 3-D seismic survey. Upon acceptance of these most recent exploration proposals, Petrominerales' exploration land base will total 2.3 million acres in seven exploration blocks and four TEAs.

Petrominerales has started the necessary work to evaluate the heavy oil potential of two of these TEAs covering 1.1 million acres in the southern Llanos Basin, where there is evidence of an extensive heavy oil belt. Petrominerales has a license to use Petrobank's THAI™ technology and is evaluating the technology's applicability to these Llanos Basin heavy oil deposits.

Outlook

We are now building significant momentum in our drilling, completion and exploration programs both in Canada and in Colombia. With the completion of our Petrominerales initial public offering and our new $120 million Canadian credit facility, we have significantly strengthened our balance sheet. In addition, we have secured the necessary drilling equipment to execute on our long-term capital programs, which together have allowed us to accelerate operations since the end of the second quarter. These capital programs include an increased emphasis on the Bakken light oil resource play in Canada and our extensive inventory of development and exploration opportunities in Colombia. Our Heavy Oil business unit continues to expand the estimated recoverable resource on a portion of our 62 sections of oil sands lands. In addition, we have passed a number of key milestones, most notably the initiation of in-situ combustion at our WHITESANDS project, the first field scale application of our patented THAI™ process. This project marks a potential step change in the global recovery of heavy oil resources. We are excited about the opportunities for growth that each of our business units offer and look forward to updating our shareholders on our continuing progress over the coming months.

Petrobank Energy and Resources Ltd.

Petrobank Energy and Resources Ltd. is a Calgary-based oil and natural gas exploration and production company with operations in western Canada and Colombia. The Company operates high-impact projects through three business units. The Canadian Business Unit combines conventional oil and gas operations with two higher potential coalbed methane opportunities. The Latin American Business Unit is operated by Petrobank's 81% owned, TSX-listed subsidiary, Petrominerales Ltd. (trading symbol: PMG), which produces oil through two Incremental Production Contracts in Colombia and has exploration contracts and Technical Evaluation Agreements covering a total of 2.3 million acres in the Llanos and Putumayo Basins. WHITESANDS Insitu Ltd., Petrobank's 84% owned subsidiary, owns 39,680 acres of oil sands leases with an estimated 1.6 billion barrels of bitumen-in-place and operates the WHITESANDS project to field-demonstrate Petrobank's patented THAI™ heavy oil recovery process. THAI™ is an evolutionary in-situ combustion technology for the recovery of bitumen and heavy oil that combines a vertical air injection well with a horizontal production well. THAI™ integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally.

Certain statements in this release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to, prospects for technologies which remain unproven, the expected amount and timing of capital projects and the results of operations. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the ability to economically test, develop and utilize the technologies described herein, the feasibility of the technologies, general economic, market and business conditions; fluctuations in oil and gas prices; the results of exploration and development of drilling and related activities; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrobank that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

For more information please contact:
John D. Wright, President and CEO,
Chris J. Bloomer, Vice-President Heavy Oil and CFO, or
Corey C. Ruttan, Vice-President Finance
Telephone: (403) 750-4400

PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
Phone: (403) 750-4400
Fax: (403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX: PBG, OSLO: PBG

PETROBANK
ENERGY AND RESOURCES LTD.

NEWS RELEASE

PETROBANK CLOSES NEW $120 MILLION CREDIT FACILITY

Calgary, Alberta – July 28, 2006 - (TSX: PBG, PBG.NT.A, OSLO: PBG) Petrobank Energy and Resources Ltd. is pleased to announce that it has closed a $120 million credit facility underwritten by the Toronto-Dominion Bank. The facility consists of a $40 million committed reserve-based revolver, a $10 million revolving demand loan, and a nine-month, $70 million bridge loan. The facility will be used to fund ongoing development and exploration expenditures in Canada, drilling additional delineation wells on the Company's 60 sections of oil sands leases, and to replace existing debt including the Company's outstanding subordinated notes, which mature on July 31, 2006. The facility bears interest at rates between LIBOR plus 110 and 215 basis points depending on debt-to-EBITDA levels.

Canadian Drilling Program

In addition to our ongoing development programs at Jumpbush and Red Willow in Alberta, we plan to use a portion of the proceeds from this facility to accelerate activity in southeast Saskatchewan targeting the Bakken formation. We will have two rigs working this area by the end of August. The first phase of drilling incorporates an 18-well program and to-date we have developed an inventory of 25 additional Bakken locations. Petrobank has an extensive land base in southeastern Saskatchewan including a fee-simple land position where we own the underlying mineral rights. This has allowed Petrobank, through various farm-outs where we retain a gross overriding royalty, to monitor and participate in the evolution of the Bakken light oil play with little capital exposure to-date. Concurrently, we have been actively acquiring additional lands within the Bakken fairway to compliment our existing position and now have 138,000 gross acres or 118,600 net acres in areas with Bakken potential.

Expanded WHITESANDS Resource Delineation Plan

A portion of the proceeds from this facility will also be used to fund the ongoing bitumen resource delineation drilling program of our 60 sections of oil sands leases owned by our 84% owned subsidiary, WHITESANDS Insitu Ltd. We plan to drill up to nine wells later this summer with additional wells to be drilled early this winter. A recoverable reserve and resource assessment was performed by McDaniel Associates Ltd. ("McDaniel") effective May 1, 2006 that estimated an initial gross recoverable bitumen volume of up to 537 million barrels. The total bitumen-in-place volume on the lands is estimated to be 1.6 billion barrels as reported in a May 2006 Fekete Associates Ltd. resource evaluation. We believe there is considerable upside to the recoverable resource estimates as the McDaniel report included only those sections of the lands with at least one drillhole and excluded a number of sections with McMurray channel indicated by our 3-D seismic and areas on trend with known McMurray channel. This additional drilling is expected to delineate significant new recoverable bitumen resources. Following the results from the summer drilling program, additional lands will be delineated with future drilling programs.

Petrobank Energy and Resources Ltd.

Petrobank Energy and Resources Ltd. is a Calgary-based oil and natural gas exploration and production company with operations in western Canada and Colombia. The Company operates high-impact projects through three business units. The Canadian Business Unit combines conventional oil and gas operations with two higher potential coalbed methane opportunities. The Latin American Business Unit is operated by Petrobank's 81% owned, TSX-listed subsidiary, Petrominerales Ltd. (trading symbol: PMG), which produces oil through two Incremental Production Contracts in Colombia and has contracts on five new exploration blocks and five Technical Evaluation Agreements covering a total of 2.5 million acres in the Llanos and Putumayo Basins. WHITESANDS Insitu Ltd., Petrobank's 84% owned subsidiary, owns 38,400 acres of oil sands leases with an estimated 1.6 billion barrels of bitumen-in-place and operates the WHITESANDS project to field-demonstrate Petrobank's patented THAI™ heavy oil recovery process. THAI™ is an evolutionary in-situ combustion technology for the recovery of bitumen and heavy oil that combines a vertical air injection well with a horizontal production well. THAI™ integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally.

Certain statements in this release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to, prospects for technologies which remain unproven, the expected amount and timing of capital projects and the results of operations. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the ability to economically test, develop and utilize the technologies described herein, the feasibility of the technologies, general economic, market and business conditions; fluctuations in oil and gas prices; the results of exploration and development of drilling and related activities; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrobank that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

For more information please contact:
John D. Wright, President and CEO,
Chris J. Bloomer, Vice-President Heavy Oil and CFO, or
Corey C. Ruttan, Vice-President Finance
Telephone: (403) 750-4400

PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
Phone: (403) 750-4400
Fax: (403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX: PBG, PBG.NT.A, OSLO: PBG

PETROBANK
ENERGY AND RESOURCES LTD.

NEWS RELEASE

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

PETROBANK ANNOUNCES PRICING OF PETROMINERALES INITIAL PUBLIC OFFERING

Calgary, Alberta – June 12, 2006 - (TSX: PBG, PBG.NT.A, OSLO: PBG) Petrobank Energy and Resources Ltd. ("**Petrobank**") is pleased to announce that we have entered into an agreement with Haywood Securities Inc. in connection with the initial public offering ("Offering") of the common shares of our wholly-owned subsidiary, Petrominerales Ltd. ("Petrominerales"). The Offering, which is comprised of an underwritten portion of 16,000,000 common shares to be issued from treasury and a "best efforts" portion of 4,000,000 common shares to be issued as a secondary offering, will be priced at $3.75 per share. Total gross proceeds of the transaction, if the total 20,000,000 shares are sold, will be $75 million. The transaction is expected to close on or around June 29, 2006. Of the net proceeds to be received by Petrominerales from the treasury portion of the offering, Petrominerales expects to use US$31.5 million for development drilling and recompletions on current producing properties, US$10 million for drilling on exploration properties, US$7 million for repayment of debt to Petrobank, and the remainder for general and administrative expenses including working capital. Petrominerales will not receive any proceeds from the secondary offering of common shares sold indirectly by Petrobank through its wholly-owned subsidiary Petro International Ltd. Following the offering, Petrominerales will have 95 million common shares outstanding, 78.9 percent of which will be indirectly held by Petrobank (if the secondary offering is fully subscribed). Petrominerales has received conditional approval for listing on the Toronto Stock Exchange.

Petrominerales Ltd.

Petrominerales is engaged in the exploration for, and the acquisition, development and production of, oil resources in Colombia. Petrominerales produces oil through two Incremental Production Contracts where the Company increased production from 1,356 barrels of oil per day in the first quarter of 2006 to an average of 2,827 barrels of oil per day in April 2006. Production averaged 2,588 barrels of oil per day in May 2006, the decrease was mainly a result of taking certain wells offline during the month to perform workovers and due to expected declines.

Petrominerales has also capitalized on recent improvements to Colombia's fiscal terms for new exploration lands by signing contracts for five exploration blocks and five Technical Evaluation Agreements ("TEAs") covering a total of 2.5 million acres in the Llanos and Putumayo Basins.

Petrominerales considers three of the TEAs to be prospective for heavy oil. These areas could also provide opportunities for the application of Petrobank's patented in-situ heavy oil recovery technology, THAI™ (described below). Petrominerales has negotiated agreements with Archon Technologies International Ltd., a subsidiary of Petrobank, pursuant to which Petrominerales has access to the THAI™ technology, subject to a licensing fee equal to 10 percent of gross production.

Petrobank Energy and Resources Ltd.

Petrobank Energy and Resources Ltd. is a Calgary-based oil and natural gas exploration and production company with operations in western Canada and Colombia. The Company operates high-impact projects through three business units. The Canadian Business Unit combines conventional oil and gas operations with two higher potential coalbed methane opportunities. The Latin American Business Unit produces oil through two Incremental Production Contracts in Colombia and has contracts on five new exploration blocks and five Technical Evaluation Agreements covering a total of 2.5 million acres in the Llanos and Putumayo Basins. WHITESANDS Insitu Ltd., Petrobank's 84% owned subsidiary, owns 38,400 acres of oil sands leases with an estimated 1.6 billion barrels of bitumen-in-place and has commenced operations at the WHITESANDS project to field-demonstrate Petrobank's patented THAI™ heavy oil recovery process. THAI™ is an evolutionary in-situ combustion technology for the recovery of bitumen and heavy oil that combines a vertical air injection well with a horizontal production well. THAI™ integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally.

Certain statements in this release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to, prospects for technologies which remain unproven and the expected amount and timing of capital projects. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the ability to economically test, develop and utilize the technologies described herein, the feasibility of the technologies, general economic, market and business conditions; fluctuations in oil and gas prices; the results of exploration and development of drilling and related activities; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrobank that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

This news release shall not constitute an offer to sell or the solicitation of any offer to buy the securities in any jurisdiction. The common shares offered have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

For more information please contact:
John D. Wright, President and CEO,
Chris J. Bloomer, Vice-President Heavy Oil and CFO, or
Corey C. Ruttan, Vice-President Finance
Telephone: (403) 750-4400

PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
(403) 750-4400
(403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX: PBG, PBG.NT.A, OSLO: PBG

PETROBANK
ENERGY AND RESOURCES LTD.

NEWS RELEASE

PETROBANK TO PRESENT AT CAPP'S 18TH ANNUAL OIL AND GAS SYMPOSIUM

Calgary, Alberta – June 9, 2006 - (TSX: PBG, PBG.NT.A, OSLO: PBG) Petrobank Energy and Resources Ltd. ("Petrobank") announces that John D. Wright, President and Chief Executive Officer will present at CAPP's 18th Annual Oil and Gas Investment Symposium, Calgary, Alberta, Canada. Petrobank's presentations will take place on June 12th and 13th, 2006 at 11:00 a.m. Mountain Time (1:00 p.m. Eastern Time). The presentation on June 12th will be available online via a live webcast. Please visit the Investor Relations section of our website at www.petrobank.com to view the live webcast.

Petrobank Energy and Resources Ltd. is a Calgary-based oil and natural gas exploration and production company with operations in western Canada and Colombia. The Company operates high-impact projects through three business units. The Canadian Business Unit combines conventional oil and gas operations with two higher potential coalbed methane opportunities. The Latin American Business Unit produces oil through two Incremental Production Contracts in Colombia and has finalized contracts on five new exploration blocks and five Technical Evaluation Areas covering a total of 2.5 million acres in the Llanos and Putumayo Basins. The Heavy Oil Business Unit owns 38,400 acres of oil sands leases with an estimated 1.6 billion barrels of bitumen-in-place and is constructing the WHITESANDS pilot project to field-demonstrate Petrobank's patented THAI™ heavy oil recovery process. THAI™ is an evolutionary in-situ combustion technology for the recovery of bitumen and heavy oil that combines a vertical air injection well with a horizontal production well. THAI™ integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally.

For more information please contact:
John D. Wright, President and CEO,
Chris J. Bloomer, Vice-President Heavy Oil and CFO, or
Corey C. Ruttan, Vice-President Finance
Telephone: (403) 750-4400

PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
(403) 750-4400
(403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX: PBG, PBG.NT.A, OSLO: PBG

PETROBANK
ENERGY AND RESOURCES LTD.

NEWS RELEASE

PETROBANK CONFIRMS INTEREST PAYMENT ON SUBORDINATED NOTES

Calgary, Alberta – June 6, 2006 - Petrobank Energy and Resources Ltd., (TSX: PBG, PBG.NT.A, OSLO: PBGN) announces the regular quarterly interest payment on its 9 percent Subordinated Notes due July 31, 2006 of $2.2438 per $100 of face value, payable June 30, 2006, to note holders of record on June 15, 2006.

For more information please contact:
John D. Wright, President and CEO,
Chris J. Bloomer, Vice-President Heavy Oil and CFO, or
Corey C. Ruttan, Vice-President Finance
Telephone: (403) 750-4400

PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
(403) 750-4400
(403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX: PBG, PBG.NT.A, OSLO: PBGN

END